Exhibit 99.1

CRONOS GROUP INC.

ANNUAL INFORMATION FORM

For the year ended December 31, 2016

DATED: October 25, 2017

TABLE OF CONTENTS

ANNUAL INFORMATION FORM	2

FORWARD LOOKING STATEMENTS	2

GLOSSARY OF CERTAIN TERMS	4

CORPORATE STRUCTURE	5

GENERAL DEVELOPMENT OF THE BUSINESS	6

DESCRIPTION OF THE BUSINESS	13

RISK FACTORS	25

DIVIDENDS	42

CAPITAL STRUCTURE	42

MARKET FOR SECURITIES	42

PRIOR SALES	43

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER	43

DIRECTORS AND OFFICERS	45

PROMOTERS	51

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	51

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	52

TRANSFER AGENT AND REGISTRAR	52

MATERIAL CONTRACTS	52

AUDIT COMMITTEE INFORMATION	54

INTERESTS OF EXPERTS	55

ADDITIONAL INFORMATION	55

SCHEDULE “A”	56

ANNUAL INFORMATION FORM

In this Annual Information Form (“AIF”), unless otherwise noted or the context indicates otherwise, the “Company”, “we”, “us” and “our” refer to Cronos Group Inc. and its subsidiaries, The Peace Naturals Project, Inc. and Original BC Ltd.; “Cronos Group” refers to Cronos Group Inc. on a stand-alone basis; “Peace Naturals” refers to Cronos Group’s wholly-owned subsidiary The Peace Naturals Project, Inc.; “OGBC” refers to Cronos Group’s wholly-owned subsidiary Original BC Ltd.

All financial information in this AIF is prepared in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of October 25, 2017, unless otherwise stated.

FORWARD LOOKING STATEMENTS

This AIF contains certain information that may constitute forward-looking information and forward- looking statements (collectively, “Forward-Looking Statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect,” “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-Looking Statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The Forward-Looking Statements included in this AIF are made only as of the date of this AIF. Forward-Looking Statements in this AIF include, but are not limited to, statements with respect to:

•                  the performance of the Company’s business and operations;

•                  the Company’s expectations regarding revenues, expenses and anticipated cash needs;

•                  the intended expansion of the Company’s facilities, including the construction of Building 4 and the Greenhouse (as defined herein) and the respective costs and timing associated therewith and receipt of approval from Health Canada to increase maximum production limits and sales from the expanded facilities;

•                  the expected growth in the number of patients using the Company’s medical cannabis;

•                  the expected growth in the Company’s growing and production capacities;

•                  expectations with respect to future production costs;

•                  the expected methods to be used by the Company to distribute medical cannabis;

•                  the competitive conditions of the industry;

•                  the legalization of cannabis for recreational use in Canada, including federal and provincial regulations pertaining thereto and the timing related thereof and the Company’s intentions to participate in such market, if and when legalized;

•                  the legalization of the use of cannabis for medical and / or recreational use in jurisdictions outside of Canada and the timing related thereof and the Company’s intentions to participate in such markets outside of Canada, if and when legalized;

•                  laws and regulations and any amendments thereto applicable to the business;

•                  the competitive advantages and business strategies of the Company;

•                  the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof;

•                  the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis;

•                  the Company’s future product offerings; and

•                  the anticipated future gross margins of the Company’s operations.

Certain of the Forward-Looking Statements contained herein concerning the medical cannabis industry and the general expectations of Cronos Group concerning the medical cannabis industry are based on estimates prepared by Cronos Group using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Cronos Group believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While Cronos Group is not aware of any misstatement regarding any industry or government data presented herein, the medical cannabis industry involves risks and uncertainties that are subject to change based on various factors.

Although the Company believes that the expectations reflected in such Forward-Looking Statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company’s Forward-Looking Statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in this AIF under “Description of the Business” as well as statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and patient acquisition efforts may make reference to or involve Forward-Looking Statements. The purpose of Forward-Looking Statements is to provide the reader with a description of management’s expectations, and such Forward-Looking Statements may not be appropriate for any other purpose. You should not place undue reliance on Forward-Looking Statements contained in this AIF. We undertake no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

With respect to the forward-looking statements contained in this AIF, we have made assumptions regarding, among other things: (i) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory and political conditions in which we operate; (iii) the yield from the growing operations of Peace Naturals and OGBC; (iv) consumer interest in our products; (v) competition; (vi) anticipated and unanticipated costs; (vii) government regulation of our activities and products and in the areas of taxation and environmental protection; (viii) the timely receipt of any required regulatory approvals; (ix) our ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (x) our ability to conduct operations in a safe, efficient and effective manner; and (xi) our construction plans and timeframe for completion of such plans.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the Forward-Looking Statements. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the Forward-Looking Statements contained in this AIF include, but are not limited to the factors included under “Risk Factors” in this AIF. Readers are cautioned not to place undue reliance on Forward-Looking Statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

GLOSSARY OF CERTAIN TERMS

The following terms are used in this document:

“ACMPR” means the Access to Cannabis for Medical Purposes Regulations in Canada;

“cannabis” has the meaning given to such term in the ACMPR;

“cannabis oil” means an oil, in liquid form, that contains cannabis or dried marihuana;

“client” has the meaning given to such term in the ACMPR;

“Commercial Licenses” means the Peace Naturals Commercial License and the OGBC Commercial License;

“Common Shares” means the common shares in the share capital of the Company;

“dried marihuana” has the meaning given to such term in the ACMPR;

“Licensed Producer” has the meaning given to such term in the ACMPR;

“marijuana” has the meaning given to the term “marihuana” in the ACMPR;

“Minister” means the Federal Minister of Health;

“OGBC Commercial License” means the OGBC First License and the OGBC Supplemental License;

“Peace Naturals Commercial License” means the Peace Naturals First License and the Peace Naturals Supplemental License; and

“Section 56 Exemption” means the exemption from sections 4, 5, and 7 of the CDSA, subsection 8(1) of the NCR, and relevant provisions of the MMPR authorized by Health Canada that allows Licensed Producers to conduct activities with cannabis and cannabis oil.

CORPORATE STRUCTURE

Cronos Group was incorporated on August 21, 2012 under the Business Corporations Act (Ontario) as 2339498 Ontario Inc. On October 18, 2012 the Company changed its name to Searchtech Ventures Inc. (“Searchtech”). Prior to completing its qualifying transaction, the Company was classified as a Capital Pool Company pursuant to Policy 2.4 of the TSX Venture Exchange (the “TSX-V”). On December 10, 2014, the Company completed its qualifying transaction with Hortican Inc. (“Hortican”). Immediately prior to the completion of the transaction, the Company changed its name to PharmaCan Capital Corp. and consolidated its shares on a one for seven (1:7) basis. Following these changes, Hortican amalgamated with 8996741 Canada Inc., a wholly owned subsidiary of the Company formed solely for the purpose of facilitating the transaction. Pursuant to the amalgamation, the Company indirectly acquired all of the issued and outstanding shares of Hortican and issued post-consolidation shares of the Company on the basis of approximately 2.1339 post-consolidation shares for each one of Hortican’s shares. Hortican warrants, stock options, and convertible debentures were also exchangeable at the same conversion ratio, and the exercise price for such securities were divided by the conversion ratio. On October 6, 2016 PharmaCan Capital Corp. announced it would thereafter conduct business under the name Cronos Group. Cronos Group is a publicly traded corporation, and its common shares are listed on TSX-V under the trading symbol “MJN”. Cronos Group obtained shareholder approval for the name change at a special shareholder meeting held February 27, 2017 and obtained approval from the TSX-V for the name on March 1, 2017.

Cronos Group, is a geographically diversified and vertically integrated cannabis company that operates two wholly-owned Licensed Producers regulated within Health Canada’s Access to Cannabis for Medical Purposes Regulations (the “ACMPR”) namely, Peace Naturals Project Inc. (“Peace Naturals”), with production facilities near Barrie, Ontario, and Original BC Ltd. (“OGBC”), with a production facility near Kelowna, British Columbia. Prior to the acquisition of OGBC in November of 2014, the Company was exclusively in the business of investing in companies either licensed, or actively seeking a license, to produce medical cannabis to the ACMPR (collectively, the “Minority Interests”). As evidenced by the chart below, in addition to its wholly-owned subsidiaries Peace Naturals and OGBC, the Company currently holds four (4) Minority Interests with active ACMPR licenses.

The following chart illustrates, as of the date of this AIF, the Company’s subsidiaries, including their respective jurisdictions of incorporation and percentage of voting securities of each that are beneficially owned, controlled or directed by Cronos Group, either directly or indirectly. The Company does not beneficially own, control or direct, directly or indirectly, any restricted securities in any of its subsidiaries.

The Company’s corporate and registered office is located at 76 Stafford Street, Suite 302, Toronto, Ontario M6J 2S1. The Company’s telephone number is +1.416.504.0004, and the Company’s website is www.TheCronosGroup.com. The information contained on the Company’s website is not incorporated by reference into this AIF.

GENERAL DEVELOPMENT OF THE BUSINESS

Cronos Group Inc.

Cronos Group was incorporated on August 21, 2012 under the Business Corporations Act (Ontario) as 2339498 Ontario Inc. On October 18, 2012 the Company changed its name to Searchtech Ventures Inc. Prior to completing its qualifying transaction, the Company was classified as a Capital Pool Company pursuant to Policy 2.4 of the TSX-V. Cronos Group was incorporated with the intention of developing a business based on capitalizing companies that were applying to Health Canada to become a Licensed Producer of medical cannabis. Cronos Group is a publicly traded corporation, with its head office located at 76 Stafford Street, Suite 302, Toronto, Ontario M6J 2S1. The Company’s common shares are listed on TSX-V under the trading symbol “MJN”.

On December 10, 2014, Cronos Group closed its qualifying transaction (the “Transaction”) with Hortican, a company whose business model was to invest in medical cannabis companies in Canada, pursuant to which the shareholders of Hortican completed a reverse takeover of the Company. Immediately prior to the completion of the Transaction, the Company changed its name to PharmaCan Capital Corp. and consolidated its shares on a one for seven (1:7) basis. Following these changes, Hortican amalgamated with 8996741 Canada Inc., a wholly owned subsidiary of the Company formed solely for the purpose of facilitating the Transaction. Pursuant to the amalgamation, the Company indirectly acquired all of the issued and outstanding shares of Hortican and issued post-consolidation shares of the Company on the basis of approximately 2.1339 post-consolidation shares for each one of Hortican’s shares. Hortican warrants, stock options, and convertible debentures are also exchangeable at the same conversion ratio, and the exercise price for such securities were divided by the conversion ratio. On October 6, 2016 PharmaCan Capital Corp. announced it would thereafter conduct business under the name Cronos Group. Cronos Group obtained shareholder approval for the name change at a special shareholder meeting held February 27, 2017 and obtained approval from the TSX-V for the name on March 1, 2017.

Minority Interests

Prior to the acquisition of OGBC in November of 2014 (as described below), the Company was exclusively in the business of investing in companies either licensed, or actively seeking a license, to produce medical cannabis to the ACMPR. In addition to its wholly-owned subsidiaries, Peace Naturals and OGBC, the Company currently holds four (4) Minority Interests with active ACMPR licenses. As of the date of this AIF the Company beneficially owned controlled or directed the following percentages of voting securities in its Minority Interests:

•                  Whistler Medical Marijuana Corp. (21.5%)

•                  Evergreen Medicinal Supply Inc. (up to 30%)

•                  Abcann Medicinals Inc. (3.1%)

•                  Canopy Growth Corp. (0.2%)

Acquisition of OGBC and Peace Naturals

On November 5, 2014, Hortican acquired 100% of the issued and outstanding shares of OGBC, a company headquartered in Armstrong, British Columbia and incorporated, on March 15, 2013, under the Business Corporations Act (British Columbia). OGBC is a Licensed Producer of medical cannabis pursuant to the provisions of the ACMPR and the Controlled Drugs and Substances Act and its Regulations. The purchase price for the acquisition was $1,811,730 of which $1,321,730 was payable in cash at closing and the balance of the purchase price was paid by the issuance, out of treasury, of Hortican common shares.

On June 25, 2013, Hortican acquired 20% of the issued and outstanding shares of Peace Naturals, a corporation headquartered in Stayner, Ontario is incorporated under the Canada Business Corporations Act. Peace Naturals is a Licensed Producer of medical cannabis pursuant to the provisions of the ACMPR and the Controlled Drugs and Substances Act and its Regulations. Later in 2013, the Company exercised options to acquire additional equity in Peace Naturals, for a total of 27.3% of the issued and outstanding shares.

On September 2, 2016, Hortican acquired the remaining issued and outstanding shares of Peace Naturals. The purchase price payable for the acquisition of the shares not already held by Hortican was approximately $11.8 million of which (i) $2.9 million was payable at closing, by the issuance, out of treasury, of PharmaCan Capital Corp. common shares, (ii) approximately $6.2 million was payable in cash at closing and (iii) the balance of the purchase price is held back for a period of up to twelve (12) months following closing. The purchase price was based on a Peace Naturals enterprise value of approximately $22 million. On September 25, 2017, the final holdback payments of the balance of the purchase price were completed in connection with the closing of a loan facility with Romspen Investment Corporation (“Romspen”). See “Recent Business and Legal Developments — Financing Activities”.

On October 21, 2016, the Company acquired approximately 17 acres of land adjacent to the 14 acre OGBC production campus in the Okanagan Valley of British Columbia (the “Property”). The Property was acquired for total consideration of $600,000 cash payable at closing.

Recent Business and Legal Developments

Good Manufacturing Practice Certification

On May 2, 2017 the Company announced that, following a comprehensive audit performed by German regulators, Peace Naturals was issued a Good Manufacturing Practice (“GMP”) certification in accordance with the rules governing pharmaceutical production in the European Union. This GMP certification requires adherence to quality standards that extend well beyond current Health Canada requirements. The certification enables Peace Naturals to distribute medical cannabis across the European Union, which only permits importation of medicinal products produced by GMP-certified manufacturers.

Indigenous Roots Strategic Joint Venture

On December 6, 2016, the Company launched a joint venture (“Indigenous Roots”) led by Phil Fontaine, former National Chief of the Assembly of First Nations. Indigenous Roots is a medical cannabis company that will work cooperatively with Canadian First Nations towards building and operating licensed facilities and providing medical cannabis to First Nations. The Company will own a 49.9% stake in Indigenous Roots. The Company believes that Indigenous Roots will provide the Company with optionality for non-traditional distribution channels, incremental production capacity without dilution, and a strong brand for its portfolio. Indigenous Roots has commanded significant interest, having met with over 100 indigenous communities and leaders across Canada. Indigenous Roots is in the process of finalizing its capital raise. Once completed, Indigenous Roots will commence construction of a 30,000 sq. ft. production facility at the premises of OGBC.

Build-out of growing and production capacity at Peace Naturals

On May 23, 2017 Cronos Group announced breaking ground on a 315,000 sq. ft. expansion project at the Peace Naturals Ontario premises. The Company is building a 286,000 square foot facility (“Building 4”). In addition to large scale cultivation of premium dried flower, Building 4 will include: (a) designated areas for proprietary genetic breeding, (b) pharmaceutical laboratory for cannabinoid and terpene extraction, identification, and formulation, (c) R&D space for analyzing metabolite enhancement and new lighting technologies, (d) tissue culture laboratory, (e) industrial-grade kitchen and (f) processing infrastructure capable of supporting output from other Cronos facilities. Construction is progressing on schedule and the superstructure is expected to be completed in November 2017. Production from Building 4 is expected to be fully operational in the third quarter of 2018. The Company is also building a 28,000 square foot hybrid greenhouse (the “Greenhouse”). The Greenhouse will provide low-cost flower for extraction in a 1,200 square foot pharmaceutical-grade extraction lab that will be connected to the Greenhouse. Construction of the Greenhouse is progressing on schedule and the Company expects the Greenhouse to be operational in the fourth quarter of 2017.

In addition, the Company has undertaken significant improvements to the existing facilities at Peace Naturals. The original facility (“Building 1”) has been retrofitted to increase production capacity. A new two-tier hydroponic methodology will be employed using LED lighting. The Company expects to resume growing late in the third quarter of 2017 or early in the fourth quarter of 2017. The Company completed its new extraction laboratory in Building 1, including a state-of-the-art supercritical and subcritical C02 and commercial oil production methodology (“New Oil Program”) approved in late third quarter of 2017. The Company had Health Canada inspection in mid-September and expects to significantly ramp up oil production and sales. In anticipation of the New Oil Program, the Company has saved a significant amount of extract grade inventory, which it expects to convert to oil and sell to patients in the fourth quarter of 2017. The planned renovations and improvements to the first 15,000 sq. foot purpose built production facility (“Building 2”) have been completed. Building 2 is now fully operational and harvests have been completed in all flower rooms. Substantial renovations and improvements to the second 15,000 sq. foot purpose built production facility (“Building 3”) have been completed and there are ongoing improvements being made. The Company completed its first harvest in Building 3 in August 2017 and expects Building 3 to be fully operational during the third and fourth quarters of 2017.

Peace Naturals Voluntary Recall

On May 18, 2017, Peace Naturals announced a voluntary recall with the support of Health Canada for products sold between November 26, 2015 to March 13, 2017. Peace Naturals was notified by Health Canada that upon testing a random cannabis leaf sample, trace levels of Piperonyl Butoxide (PBO) were discovered at 0.78 parts per million (ppm). PBO is an organic compound known as a synergist. Roots cause analysis concluded by Peace Naturals concluded that this was the result of cross-contamination from a sanitation protocol that is no longer practiced at Peace Naturals. The source of the PBO was a PMRA approved product that was used to sanitize empty rooms between harvests. The sanitation protocol has not been practiced since new management implemented an improved production methodology after taking control of Peace Naturals.

Rebranding of In the Zone Produce Ltd.

On January 11, 2017 the Company announced OGBC had received approval from Health Canada to sell medicinal cannabis pursuant to the ACMPR. The new OGBC sales license supplements the prior cultivation license and validates the operational quality assurance undertakings of the Company.

On October 4, 2017, the Company announced the rebranding of In the Zone Produce Ltd. to Original BC Ltd. As part of this rebranding, OGBC’s legal name change became effective on October 16, 2017 and it was continued under the Business Corporations Act (Canada). The OGBC Commercial License was amended to reflect the name change on October 20, 2017.

Nasdaq International Designation

On September 12, 2017 the Company announced that it is the first cannabis company to be admitted into the Nasdaq International Designation program under the symbol OTC — Nasdaq International Designation: PRMCF. This is an over-the-counter platform designed for non-U.S. companies. The program provides member companies with Nasdaq’s visibility offering, allowing for greater access to U.S.-based investors. Member companies of the Nasdaq International Designation are not listed or traded on The Nasdaq Stock Market, LLC. and are not subject to the same listing or qualification standards applicable to securities listed or traded on an exchange. The Company’s Nasdaq International Designation profile page can be found on:

http://business.nasdaq.com/list/International-Designation/cronos-group.html.

Developments Related to Minority Interests

Whistler Medical Marijuana Corporation (“Whistler”) (21.5%). Whistler is a corporation incorporated under the laws of British Columbia, and is a licensed producer and seller of medical cannabis with operations in Whistler, British Columbia. In the second quarter of 2017, Company invested an additional $1,075,800 in WMMC in order to maintain its 21.5% equity position.

Evergreen Medicinal Supply Inc. (“Evergreen”) (up to 30%)). Evergreen is a corporation incorporated under the laws of British Columbia, with facility and operations in Victoria, British Columbia and a license to cultivate medical cannabis. In the first quarter of 2017, the Company completed its subscription for a second tranche of shares of Evergreen for $100,000 and exercised its option to acquire an additional 5% of the equity for $500,000, for a total additional investment of $600,000. However, the Company filed a claim in the Supreme Court of British Columbia against Evergreen and its directors, seeking, among other things, declarations that the Company holds equity of Evergreen and that the agreement between the parties in respect of its equity is a valid and binding contract.

AbCann Global Corporation (“AbCann”) (3.1%). AbCann is a corporation incorporated under the laws of Ontario, and is a licensed producer and seller of medical cannabis. During the second quarter of 2017, AbCann entered into a reverse takeover and is now listed on the TSX-V under the trading symbol “ABCN”. The Company subscribed for additional shares of AbCann of $1,016,000 during the second quarter of 2017. Subsequently, the Company sold approximately 4.8 million of its shares of AbCann for proceeds of $1,682,548.

Canopy Growth Corp. (“Canopy”) (0.2%). Canopy is a corporation incorporated under the laws of Canada, and is the parent company of licensed producers and sellers of medical cannabis. Canopy’s common shares are listed on the TSX, under the trading symbol “WEED”. The Company acquired shares of Canopy as part of its disposition of its previous equity stake in ACMPR-applicant Vert/Green Medical Inc. During the first half of 2017, the Company sold 7,374 of its shares of Canopy for proceeds of $87,653. The remaining shares of Canopy are held in escrow and may be released upon certain conditions related to Vert Medical.

The Hydropothecary Corporation (“Hydropothecary”) (0%). Hydropothecary is a publicly traded corporation incorporated under the laws of Canada and a licensed producer and seller of medical cannabis. During the first quarter of 2017, BFK Capital Corp. acquired all of the outstanding shares of Hydropothecary Corporation, and began trading as Hydropothecary Corporation on the TSX-V, under the trading symbol “THCX”. As a result of this transaction, Hydropothecary Corporation executed a 6:1 stock split. Over the second and third quarter of 2017, the Company exited its equity position in Hydropothecary.

CannMart Inc. (“CannMart”) (0%) is a privately-held corporation incorporated under the laws of Ontario which is a license applicant under the ACMPR. In the second quarter of 2017, the Company announced it no longer intended to retain its investment in CannMart. CannMart has since returned the $25,000 previously paid by the Company in respect of its equity investment.

International Expansion and Activities

The ACMPR permits Licensed Producers to export their intellectual property and genetics to other jurisdictions (subject to all applicable import and export permits and requirements). The Company is focused on developing international alliances and expansion. Leveraging the Company’s operational, manufacturing and educational outreach expertise, quality assurance capabilities, experience in submitting regulatory licensing applications, management believes that the Company is well-positioned to effectively penetrate international markets.

The Company has received several inquiries concerning strategic business opportunities from third-parties in several international jurisdictions. The Company believes there is an opportunity to leverage its expertise and its business model in other legal cannabis markets around the world. Subject to TSX-V and regulatory approvals, strategic international business opportunities pursued by the Company could include:

•                  Ownership of cannabis cultivation and sales operations in countries outside of Canada (which have passed legislation to legalize the cultivation, distribution and possession of cannabis at all relevant levels of government); and

•                  The export of medical cannabis to third-parties in countries outside of Canada (which permit the import of medical cannabis).

The Company will only conduct business in jurisdictions where it is federally legal to do so and legislation permitting the cultivation, distribution or possession of cannabis has been adopted at all relevant levels of government. The Company believes that operating and investing in markets where such activity is federally illegal breaches the Company’s legal and regulatory obligations, puts the company at risk of government regulatory actions or investigations, risks of governmental penalties, fines and sanctions, increases exposure to reputational risk, limits its ability to operate freely, and potentially could jeopardize its listing on major exchanges now and in the future, limits its access to capital. In addition, the Company remains committed to conducting business in jurisdictions outside of Canada where such operations remain compliant with the Company’s Canadian listing obligations with the TSX-V. No activities related to the cultivation, distribution or possession of cannabis in the United States

While a number of states in the United States (“U.S.”) have legalized the cultivation, distribution or possession of cannabis in some form to various degrees and subject to various requirements or conditions, cannabis continues to be categorized as a controlled substance under the Controlled Substances Act in the U.S. As such, cultivation, distribution and possession are in violation of federal law in the U.S. unless a U.S. federal agency (e.g. the Drug Enforcement Agency) licenses for a specific use, such as research with cannabis.

The Company currently does not engage in any activities related to the cultivation, distribution or possession of cannabis in the U.S. The Company does not have any direct or indirect ownership of, or investment in, entities that engage in such activities in the U.S.

Increased International Distribution Channels

Germany

On October 10, 2016 the Company announced Peace Naturals’ first wholesale shipment of medical cannabis to Germany through German-based pharmaceutical wholesale distributor, Pedanios GmbH (“Pedanios”). On December 28, 2016, the Company further announced the execution of an exclusive supply agreement with Pedanios for the distribution of medical cannabis products in European. This supply agreement will be terminated in connection with entering an exclusive supply agreement with an alternative distributor in Germany (as described below).

On September 1, 2017, the Company announced the execution of a supply agreement between Peace Naturals and German-based pharmaceutical wholesale distributor Cannamedical Pharma GmbH. This supply agreement has been terminated in connection with entering an exclusive supply agreement with an alternative distributor in Germany (as described below).

On October 12, 2017 the Company announced the execution of the of an exclusive supply agreement with German-based Pohl-Boskamp GmbH & Co. KG (“Pohl-Bosckamp”). Founded in 1835, Pohl Boskamp is an international pharmaceutical manufacturer and supplier, distributing its products to over 12,000 pharmacies in Germany alone. Under the five-year exclusive distribution agreement, Cronos’ global subsidiaries will supply Peace Naturals branded cannabis products to Pohl-Boskamp for distribution within Germany.

Cayman Islands

On August 29, 2017 the Company announced its first wholesale shipment of medical cannabis oils to the Cayman Islands through Cayman Islands-based pharmaceutical distributor, Caribbean Medical Distributors Ltd. The sale was brokered by a Canadian laboratory holding a dealer’s license to trade in and export narcotics under the Narcotic Control Regulations (Canada).

Cronos Israel Strategic Joint Venture

On September 6, 2017, the Company announced a strategic joint venture in Israel (“Cronos Israel”) with an Israeli agricultural collective settlement Kibbutz Gan Shmuel (“Gan Shmuel”) for the production, manufacture and distribution of medical cannabis. Medical cannabis has been legalized under Israeli national law since 2011 and is regulated by the Medical Cannabis Unit (the “Yakar”) of the Israeli Ministry of Health. The Company will contribute intellectual property, management expertise, access to its current and future distribution channels, and capital to Cronos Israel. Gan Shmuel will contribute the preliminary licenses (codes) it has received from the Yakar relating to nursery, cultivation, manufacturing and distribution of medical cannabis, agricultural and industrial expertise, land, capital and access to the skilled Gan Shmuel labor force.

The Company will hold a 70% stake in each of the nursery and cultivation operations and a 90% stake in each of the manufacturing and distribution operations.

The implementation and launch of operations of Cronos Israel are subject to obtaining various final approvals, including approval of the TSX-V. Upon receipt of the remaining necessary approvals, Cronos intends to deploy capital to Cronos Israel to begin construction. Phase I of Cronos Israel involves the construction of a 45,000 sq. ft. greenhouse that is expected to produce up to 5,000 kg annually. This will be paired with a separate 11,000 sq. ft., extraction laboratory that will be utilized for analytics, formulation development, and research. In Phase II, Cronos Israel plans to increase production capacity to 24,000 kg annually. Gan Shmuel is situated on 4,939 acres of mixed-use agricultural/industrial land, which gives Cronos Israel the ability to expand production capacity well beyond 100,000 kg annually with its anticipated future build-outs. Construction is anticipated to be completed sometime in the third quarter of 2018 and cultivation and production anticipated to begin shortly thereafter after the necessary inspections of the facilities are conducted by the Yakar and final cannabis licenses issued.

The Company believes that the advantageous Israeli climate, combined with Gan Shmuel’s existing manufacturing infrastructure and skilled labor force, will enable Cronos Israel to produce high quality medical cannabis at an expected cost of between $0.40 and $0.50 per gram.

Finance Activities

On March 9, 2017, the Company announced the closing of a short form prospectus offering, on a bought deal basis, including the full exercise of the over-allotment option. A total of 7,705,000 common shares of the Company were sold at a price of $2.25 per Share for aggregate gross proceeds of approximately $17,300,000 million. The Offering was underwritten by a syndicate led by Eight Capital and which included PI Financial Corp., Beacon Securities Limited, GMP Securities L.P., Cormark Securities Inc. and Mackie Research Capital Corp.

On August 24, 2017, the Company announced that Peace Naturals had entered a commitment letter with Romspen for the provision of a $40,000,000 senior secured debt facility (the “Loan”). The Loan is secured by a first ranking charge on the real estate of each of Peace Naturals and OGBC. OGBC, Hortican, and Cronos Group are also guarantors of the Loan. Under the Loan, Peace Naturals, OGBC, Hortican and Cronos Group retain the ability to enter into equipment financing arrangements and Cronos Group retains the ability to raise capital by issuing Common Shares at the holding company level. The Loan will be made available in multiple advances. Each advance will be subject to ongoing conditions, including among other things, Romspen’s approval of construction progress. Each advance will bear interest at a rate of 12% per annum and interest will only accrue once the advance is made. The Loan has a maturity of two (2) years with a one-year extension option and is pre-payable on one-month’s notice. The Loan closed on September 21, 2017 and a $5,000,000 advance for working capital purposes was drawn simultaneously on the date of closing. See “Material Contracts” for more information.

On October 12, 2017, the Company announced that it had received TSX-V final acceptance for the non-brokered private placement of 6,671,112 common shares at a price of $2.25 per share, for total gross proceeds of $15,010,002, which closed on September 25, 2017.

On October 19, 2017, the Company announced it has entered into a letter of engagement with PI Financial Corp. (“PI”) as sole lead underwriter. PI has agreed to purchase for re-sale 4,761,905 common shares of the Company , on a bought deal basis pursuant to the filing of a short form prospectus, subject to all required regulatory approvals, at a price per share of $3.15, for total gross proceeds of $15,000,000.75. The Company will grant PI an option to increase the size of the offering by up to 15% of the initial offering size or 714,285 additional Shares (the “Over-Allotment Option”) unless the offering size is increased in which case the Over-Allotment Option will be 15% of the increased offering.

DESCRIPTION OF THE BUSINESS

Regulatory Overview

Medical Cannabis

In 2001, Canada became the second country in the world to recognize the medicinal benefits of cannabis and to implement a government-run program for medical cannabis access. Health Canada replaced the prior regulatory framework and issued the Marijuana for Medical Purposes Regulations (the “MMPR”) in June 2013. The MMPR was intended to replace government supply and home-grown medical cannabis under the Medical Marijuana Access Regulations (the “MMAR”) with secure and regulated commercial operations capable of producing consistent, quality medicine. The MMPR issued in June 2013 covered only the production and sale of dried cannabis flowers. Under the MMPR, patients were required to obtain medical approval from their healthcare practitioner and provide a medical document to a Licensed Producer from which they wish to purchase cannabis.

On July 8, 2015 Health Canada issued certain exemptions under the Controlled Drugs and Substances Act (Canada) which included a Section 56 Exemption for Licensed Producers under the MMPR to conduct activities with cannabis, permitting Licensed Producers to apply for a supplemental license to produce and sell cannabis oil and fresh cannabis buds and leaves, in addition to dried cannabis (this did not permit Licensed Producers to sell plant material that can be used to propagate cannabis).

On February 24, 2016, the Federal Court of Canada released its decision in the case of Allard et al v. Canada (“Allard”). This case began as a result of the government’s decision to repeal the MMAR and enact the MMPR. The plaintiffs in Allard argued that the MMPR violated their Charter rights, and, in a lengthy and detailed judgment, agreeing with the plaintiffs, the court found the entire MMPR to be unconstitutional and of no force and effect, but suspended its declaration of invalidity for six months in order to give the government time to respond and, if thought appropriate, craft a Charter-compliant medical cannabis regime. Additionally, the Federal Court of Canada ruled that a previous injunction should be upheld, allowing patients with an existing personal production license under the prior legislation to continue to produce their own medical cannabis, subject to certain conditions.

On August 11, 2016, Health Canada announced the new ACMPR which came into force on August 24, 2016, replacing the MMPR as the regulations governing Canada’s medical cannabis program. The ACMPR was implemented as a result of Allard. In Allard the Federal Court found the MMPR to be unconstitutional and of no force and effect, but suspended its declaration of invalidity for six months in order to give the government time to respond. In response to Allard, ACMPR allows Canadians who have been authorized by their health care practitioner, and who are registered with Health Canada, to produce a limited amount of medical cannabis for their own medical purposes, or to designate someone who is registered with Health Canada to produce it for them. Starting materials such as plants or seeds are to be obtained from Licensed Producers only. See “Risk Factors”.

The ACMPR allows for competition among Licensed Producers on a host of factors including product quality, customer service, price, variety and brand awareness, allowing well-positioned and capitalized producers to leverage their position in the marketplace. Health Canada estimates that as of September 30, 2016 approximately 98,000 patients were registered to use medical cannabis under the ACMPR. By 2024, Health Canada estimates that the number of patients using medical cannabis will grow to 450,000.

Expected Legalization of Recreational Cannabis in Canada

In 2015, the Government of Canada announced a platform advocating for the legalization of recreational cannabis in order to regulate the illegal market and restrict access by under-aged individuals. On April 20, 2016, the Government of Canada announced its intention to introduce, by the spring of 2017, legislation to legalize the recreational use of cannabis in Canada. On April 13, 2017 the Government of Canada introduced the Cannabis Act.

The Cannabis Act provides a licensing and permitting scheme for the production, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis, to be implemented by regulations made under the Cannabis Act. It is proposed that provincial legislation will implement measures authorizing the sale of cannabis that has been produced by a person authorized under the Cannabis Act to produce cannabis for commercial purposes. The licensing, permitting and authorization regime will be implemented by regulations made under the Cannabis Act. Draft regulations have not yet been disclosed. The Cannabis Act contains some details of the application requirements for licenses and permits, which are similar in nature to the requirements of the ACMPR (i.e., they include requirements for financial information, security information and security clearances).

The Cannabis Act proposes to maintain separate access to cannabis for medical purposes, including providing that import and export licenses and permits will only be issued in respect of cannabis for medical or scientific purposes.

The transitional provisions of the Cannabis Act provide that every license issued under section 35 of the ACMPR that is in force immediately before the day on which the Cannabis Act comes into force is deemed to be a license issued under the Cannabis Act, and that such license will continue in force until it is revoked or expires.

The Government of Canada has provided guidance that, subject to Parliamentary approval and Royal Assent, the Government of Canada intends to provide regulated and restricted access to cannabis no later than July 2018, however there is no assurance that the enactment of the Cannabis Act and the legalization of recreational cannabis use will occur as anticipated or at all. Further, if implemented, the impact of any such new legislative regime on the medical cannabis industry and the Company’s business plans and operations is uncertain. See “Risk Factors”.

Cronos Group intends to participate in the Canadian recreational market, if and when the recreational use of cannabis is legalized in Canada, and only in compliance with all applicable federal and provincial laws and regulations concerning the Canadian recreational cannabis market. As it has done in the Canadian medical cannabis market, the Company’s customer acquisition strategy for the Canadian recreational cannabis market will be to focus on leveraging its analytical and consumer insight capabilities in order to identify profitable market segments, understand the unique needs of each segment, design brands and products to address market demand, and collect and analyze customer and sales data to improve the customer experience.

No assurance can be provided that the Company will be able to participate in the Canadian recreational cannabis market, if or when such market is created through the legalization of recreational cannabis use, or that the Company will, or will be able to, design products and service the market segments in which it may compete, or that the Company will be able to maintain profitability. See “Risk Factors”.

International Regulatory Developments

Medical cannabis opportunities are developing in various G20 countries as these jurisdictions move towards establishing new or improved medical cannabis regulatory frameworks. As Canada has developed an early regulatory model, companies acting within that framework have expertise, knowledge and potentially product to share with the global community. The Company is actively pursuing opportunities in a number of jurisdictions where medical cannabis is legally allowed by all levels of government presently, or where the government is actively moving towards such a legal framework.

No assurance can be provided that the Company will be able to participate in the legal cannabis markets (medical or recreational) in jurisdictions outside of Canada, if or when such international markets are created through the legalization of cultivation, distribution of possession of cannabis for medical or recreational purposes, or that the Company will, or will be able to, design products and service such non-Canadian markets in which it may compete, or that the Company will be able to maintain profitability. See “Risk Factors”.

Cayman Islands Medical Cannabis Regulations

In November 2016, Cayman Island Governor Helen Kilpatrick approved a bill amending the Misuse of Drugs Bill 2016 (the “Amendment”), allowing cannabis oil to be imported and sold for medicinal purposes. The Amendment provides for the lawful use of cannabis extracts and tinctures of cannabis for medical or therapeutic purposes, where prescribed by a duly licensed medical doctor. In anticipation of the Amendment, the Pharmacy (Poisons and Restricted Pharmaceuticals) Regulations were also amended to include “cannabis extracts and tinctures of cannabis” in the schedule of Restricted Pharmaceuticals. Cannabis extracts and tinctures, thereby, fall squarely into the same regulatory framework as any prescription drug in the Cayman Islands.

Germany Medical Cannabis Regulations

In 2005, a constitutional challenge to cannabis prohibition resulted in a doctor-supervised self-therapy program for cannabis. This “special access scheme” was administered by Germany’s Federal Institute for Drugs and Medical Devices (the “BfArM”) that was required to individually approve each patient seeking treatment with cannabis. Cannabis was classified as an Appendix I substance under Germany’s Narcotic Act (no clinical approval study assumed), making cannabis a non-tradable and non-negotiable (non-prescribable) narcotic.

In April 2016, another successful constitutional challenge, premised on insufficient access, prompted the expansion of the program and reclassification of cannabis. The new program came into effect March 10, 2017 and significantly widened access to medical cannabis. Cannabis has now been moved to Appendix III of the German Narcotics Act and is now classified as a tradable narcotic. This places cannabis on a similar regulatory footing as other prescribable pharmaceuticals. The legislation opens use to over 50 medical indications, including a wide range of physical disorders and mental illness. Cannabis will be prescribed so long as the patient and doctor agree on the positive medicinal impact it will have, similar to the way that other pharmaceuticals are prescribed. Pharmacies will not require a special exemption permit to distribute cannabis products. Whereas, the previous program was limited to dried flower, the new legislation contemplates cannabis extracts, which offer greater consistency in dosing, titration and non-carcinogenic delivery.

Israel Medical Cannabis Regulations

In Israel, the cultivation, production, manufacturing, distribution and use of cannabis and cannabis derivatives are legal for medical purposes under federal law. The Israeli Dangerous Drugs Ordinance (New Version) 1973 and its associated regulations (the “Ordinance”) define cannabis as a “dangerous drug” such that sale and use of cannabis is prohibited unless a permit has been granted by the Israeli Ministry of Health. The Israeli Ministry of Health created the Medical Cannabis Unit (the “Yakar”) in 2011 as the sole government agency with the authority to grant permits for patient use of cannabis for medical purposes, as well as for cultivation, production, and of cannabis for medical purposes.

In June 2016, the Israeli government passed Government Resolution No. 1587. Government Resolution No. 1587 establishes a new regulatory framework for the “medicalization” of cannabis, i.e. to introduce pharmaceutical standards and requirements and to regulate each link in the supply chain of cannabis products (growing, production, packaging, review and distribution). As of the date of this AIF, substantial portions of the new regulatory framework remains to be finalized. The Israeli Ministry of Health has promulgated directives governing the cultivation, production, manufacturing and supply of medical cannabis, relating to (i) security of the supply chain, (ii) Good Agricultural Practices in respect of medical cannabis, (iii) Good Manufacturing Practices in respect of medical cannabis products, (iv) storage and delivery of medical cannabis products, and (v) guidance for medical practitioners prescribing medical cannabis.

Currently, patients in Israel access cannabis for medical purposes by applying for authorization from the Medical Cannabis Unit and obtaining supply directly from a licensed producer in much the same way patients in Canada currently do. Upon enactment of the new regulatory design, patients will obtain medical cannabis from a pharmacy where prescribed by a duly licensed medical doctor who has completed a state-mandated training on medical cannabis. The Israeli Ministry of Health anticipates that this will significantly increase access to medical cannabis.

See “Recent Business and Legal Developments — International Expansion and Activities” for more details on the Company’s recent international expansions and activities.

Company Overview

Cronos Group Inc.

Cronos Group Inc. is a publically traded company, incorporated in under the Business Corporations Act (Ontario) on August 21, 2012, with its head office at 76 Stafford Street, Toronto, Ontario. The Company’s Common Shares are listed on the TSX-V, under the trading symbol “MJN”. Through its wholly-owned subsidiaries, Peace Naturals and OGBC, Cronos Group is currently in the business of producing and selling legal cannabis in the Canadian medical market. Cronos Group is also positioning itself to produce and sell cannabis in the recreational market in Canada, if and when it should be legalized in the future. Furthermore, Cronos Group is participating in the cultivation and distribution of cannabis and cannabis products in non-Canadian jurisdictions where such jurisdictions legalize the cultivation, distribution and possession of cannabis at all applicable levels of government.

Peace Naturals Project Inc.

Peace Naturals was incorporated under the Business Corporations Act (Ontario) on November 21, 2012. Peace Naturals is a Licensed Producer of medical cannabis pursuant to the provisions of the ACMPR and the Controlled Drugs and Substances Act and its Regulations. On October 31, 2013 Health Canada issued to Peace Naturals a first license (the “Peace Naturals First License”) for activities related to the production and sale of dried cannabis flower. On December 7, 2015, Health Canada issued to Peace Naturals a supplemental license (the “Peace Naturals Supplemental License”) for activities related to the production and sale of cannabis oils. Peace Naturals was acquired by Hortican on September 6, 2016.

Original BC Ltd.

OGBC was incorporated as In the Zone Produce Ltd. under the Business Corporations Act (British Columbia) on March 15, 2013. OGBC is a Licensed Producer of medical cannabis pursuant to the provisions of the ACMPR and the Controlled Drugs and Substances Act and its Regulations. Health Canada issued license to OGBC on February 26, 2014 (the “OGBC First License”). OGBC was acquired by Hortican on November 5, 2014. On January 11, 2017 the Company announced that OGBC has been approved by Health Canada to sell medicinal cannabis pursuant to the ACMPR (the “OGBC Supplemental License”). The new OGBC sales license supplements the prior cultivation license and validates the operational quality assurance undertakings of the Company. OGBC has since completed several inter-Company bulk transfers of dried cannabis to Peace Naturals to be sold under the Peace Naturals brand. On October 4, 2017, the Company announced the rebranding of In the Zone Produce Ltd. to Original BC Ltd. As part of this rebranding, OGBC’s legal name change became effective on October 16, 2017 and it was continued under the Business Corporations Act (Canada). The OGBC Commercial License was amended to reflect the name change on October 20, 2017.

Cronos Indigenous Holdings Inc.

Cronos Indigenous Holdings Inc. (“CIHI”) was incorporated under the Business Corporations Act (Canada) on March 16, 2017 to hold the Company’s interest in the Indigenous Roots strategic joint venture. See “Recent Business and Legal Developments — Indigenous Roots”. The Company intends that CIHI will have a 49.9% limited partnership interest in Indigenous Roots Limited Partnership and a 49% interest in Indigenous Roots Inc., the general partner of Indigenous Roots Limited Partnership.

Cronos Global Holdings Inc.

Cronos Global Holdings Inc. (“CGHI”) was incorporated under the Business Corporations Act (Canada) on March 25, 2017 to hold the Company’s investments in contemplated international strategic joint ventures as they are entered into by the Company. The Company intends that CGHI will hold the Company’s equity interests in the entities to be formed in relation to Cronos Israel. See “Recent Business and Legal Developments — International Expansion and Activities”.

Cronos Group’s Licenses

Peace Naturals and OGBC Licenses

Pursuant to the Peace Naturals Commercial License and the OGBC Commercial License, Peace Naturals and OGBC may:

(a)                                 possess, produce, sell, transport, deliver and destroy cannabis, including live plants, clippings and seeds;

(b)                                 possess, produce, sell, transport, deliver and destroy dried cannabis;

(c)                                  possess, transport, deliver and destroy CBD (defined herein); and

(d)                                 possess, transport, deliver and destroy THC (defined herein).

Peace Naturals and OGBC may sell or provide:

(a)                                 cannabis and dried cannabis to:

(i)                                     another Licensed Producer;

(ii)                                  a licensed dealer (as defined in the ACMPR);

(iii)                               the Minister; or

(iv)                              a person to whom an exemption relating to the substance has been granted under section 56 of the CDSA.

(b)                                 dried cannabis to:

(i)                                     a client or an individual who is responsible for the client;

(ii)                                  a hospital employee, if the possession of the dried cannabis is for the purposes of and in connection with their employment; or

(iii)                               a person to whom an exemption relating to the dried cannabis has been granted under section 56 of the CDSA.

Peace Naturals may:

(a)                                 possess, produce, sell, ship, transport, deliver, and destroy cannabis oil and cannabis resin.

Permitted activities related to cannabis oils includes strict terms and conditions that a Licensed Producer must comply with, including:

•                  the marihuana must be shipped in secure, child resistant packaging;

•                  Licensed Producers must include the same health warning messages that apply to dried marihuana;

•                  Licensed Producers must not sell or provide any cannabis oil with a concentration of delta-9-tetrahydrocannabinol (THC) exceeding 30 mg per ml of oil;

•                  Licensed Producers must ensure that the label specifies the amount (in milligrams) of THC and cannabidiol;

•                  Licensed Producers must ensure that the quantity of the fresh marihuana buds or leaves or cannabis oil is also labeled, in terms of equivalency to one gram of dried marihuana. Information on the conversion method must be published on the producer’s website;

•                  Licensed Producers must not make therapeutic claims in relation to the marihuana, unless they are otherwise approved under the Food and Drugs Act (Canada);

•                  Licensed Producers must continue to comply with the record-keeping requirements for all transactions involving non-dried marihuana, including sales and destruction records; and

•                  Licensed Producers must notify Health Canada of any adverse reactions related to fresh cannabis buds and leaves or cannabis oil of which they become aware.

Peace Naturals and OGBC may also (i) ship dried cannabis to a health care practitioner (as defined in the ACMPR) in the case referred to in subparagraph 108(1)(f)(iii) of the ACMPR; (ii) import cannabis if done in accordance with an import permit issued under section 75 of the ACMPR; and (iii) possess cannabis for the purpose of export and export cannabis if done in accordance with an export permit issued under section 83 of the ACMPR.

Principal Products

Medical cannabis can be ingested in a variety of ways, including smoking, vaporizing, consumption in the form of oil, or edibles. Unlike the pharmaceutical options, individual elements within medical cannabis have not been isolated, concentrated and synthetically manipulated to deliver a specific therapeutic effect. Instead, medical cannabis addresses ailments holistically through the synergistic action of naturally occurring phytochemicals.

Sativa and Indica are the two main types of cannabis plants, and hybrids can be created when the genetics of each of the two plants are crossed. Within these different types of cannabis plants there are many different varieties. Within each variety of medical cannabis there are many different cannabinoids, with the most common being delta-9-tetrahydrocannabinol (“THC”) the psychoactive ingredient and cannabidiol (“CBD”) which is responsible for many of the non-psychoactive effects from medical cannabis. Peace Naturals has access to many strain varieties and will continue to establish a variety of strains to best suit patient needs. OGBC has access to a smaller number of strains at this time, however, strain sharing between Peace Naturals and OGBC allows OGBC access to particular stains on an as needed basis.

Peace Naturals currently produces and sells numerus strain varieties of cannabis in two main product lines: dried cannabis and cannabis oil. OGBC current produces and sells (bulk intercompany) numerous strain varieties of dried cannabis. The Company intends to produce new formats for its cannabis-based products if and when authorized by Health Canada.

Cannabis oil, as opposed to dried cannabis, is preferred by some patients for a variety of reasons, including a general preference to not smoke or “vape” their medication, a desire to consume cannabis-based pharmaceutical products with food, or because its effects tend to last longer than if dried cannabis is consumed by smoking or “vaping”.

Management believes that Peace Natural’s cannabis oil extraction process results in cannabis oil products which are superior to those manufactured using conventional extraction processes, including those using solvents such as butane or ethanol. Peace Natural’s extraction process uses proprietary know-how featuring unique equipment design and specifications, as well as food-grade carbon dioxide, which protects the cannabinoids from in-process oxidation and protects the terpenes from the negative effects of decarboxylation (which occurs when co-solvents are used in conventional extraction processes).

Principal Markets Currently, the Company acquires domestic medical clients through physician and clinic referrals or by word-of-mouth recommendations from existing clients. The Company strives to identify patient segments with high lifetime value. These are patient segments that the Company believes will have the highest expected lifetime dollar value in purchasing products from the Company’s subsidiaries, accounting for cost of acquisition and expected turn over. Peace Naturals will continue to strive to become a leader in the domestic medical market. In addition, if and when recreational usage of cannabis products is legalized in Canada, the Company plans to position OGBC to take advantage of such market opportunities by entering the recreational market. The Company believes that by maintaining separate medical and recreational brands, it can more successfully address consumer needs and preferences and better penetrate the aggregate cannabis market. Moreover, as strategic joint venture Indigenous Roots begins operations, it will allow the Company to address traditionally underserved indigenous communities in Canada.

Furthermore, the Company currently addresses international medical cannabis markets in Germany and the Cayman Islands by exporting cannabis products produced by Peace Naturals to wholesalers in these markets. The Company also intends to address the Israeli medical cannabis market as operations develop at Cronos Israel. The Company continues to seek new international distribution channels in jurisdictions with federally legal medical cannabis regulatory frameworks.

Distribution

Peace Naturals

Medical cannabis patients order from Peace Naturals primarily through the Peace Naturals’ online store or through the phone. Medical cannabis is and will continue to be delivered by secured courier or other methods permitted by the ACMPR or future regulation. Peace Naturals’ prices vary based on growth time, strain yield and market prices. Peace Naturals may from time to time offer volume discount or promotional pricing.

The Peace Naturals is also authorized for wholesale shipping of medical cannabis plant cuttings, dried bud and cannabis oil to other Licensed Producers. Peace Naturals has already completed several sales through its wholesale strategy and based on current costs, management expects the wholesale shipment strategy to continue. This sales channel requires minimal selling, general and administrative costs over and above the cost to produce plant cuttings and dried bud.

As a result of the Section 56 Exemption, Peace Naturals is also allowed to produce and sell certain derivative products such as cannabis oil.

OGBC

OGBC has recently received a license to sell medical cannabis to registered patients and other licensed producers. Currently, cannabis produced at OGBC is transferred to Peace Naturals for sale to medical cannabis patients. The Company will conduct distribution from OGBC for the recreational market in accordance with the finalized regulatory framework in relation to cannabis for recreational purposes in Canada. It is further expected that OGBC’s prices may vary based on growth time, strain yield and market prices and that OGBC may from time to time offer volume discount or promotional pricing.

Production

As of the date of this AIF, Cronos Group’s business is conducted entirely through its various subsidiaries and equity accounted for investment, in addition we hold non-strategic investments accounted for on an available for sale basis. Substantially all of the Company’s revenue is derived from the sale of medical cannabis by Peace Naturals. Peace Naturals grows cannabis indoors for the purposes of sale and distribution of finished product in accordance with the ACMPR. Peace Naturals has plants at various stages of growth. Peace Naturals began production in 2012 and made its first shipment on November 13, 2013. Substantially all of Peace Naturals’ revenue is derived from the sale of dried cannabis flower and cannabis plant material to registered patients. Peace Naturals is currently operating at approximately 50% of its annual 4,200 kg anticipated peak capacity of the currently constructed and licensed buildings at the facility. Peace Naturals is currently undergoing a major production expansion project which when complete will increase its anticipated peak capacity to 40,000 kg annually.

OGBC began production in 2014 and sells bulk finished product to Peace Naturals. OGBC received its sales license approval from Health Canada and was effective beginning on February 28, 2017 and commenced shipments to Peace Naturals in March 2017.

The facilities and equipment required to manage production at the Peace Naturals and OGBC facilities include the following:

1)                                     walk-in vault to comply with the Health Canada Security Directives for Controlled Substances;

2)                                     building security, including access control, video surveillance and motion detectors;

3)                                     shipping bay for client shipments;

4)                                     growing equipment, including trays, containers, specialized lighting and associated controls, circulating fans and watering systems;

5)                                     HVAC systems, primarily exhaust and cooling, to maintain an optimal growing environment;

6)                                     odor control systems;

7)                                     enhanced electrical distribution primarily for the high intensity lighting systems; and

8)                                     laboratory equipment or outsourcing arrangements to monitor and test product quality for compliance with the Food and Drugs Act, Pest Control Products Act and product labelling standards under the ACMPR.

Health Canada conducts unscheduled site inspections of Licensed Producers. Peace Naturals and OGBC have experienced these inspections multiple times at their respective locations. While Health Canada may identify aspects of the operations for improvement, Peace Naturals and OGBC respond to and comply with all requests from Health Canada within the time frames indicated in such requests and there are no outstanding inspection issues with Health Canada beyond the day-to-day adjustments that may occur in order to ensure ongoing compliance.

Storage & Security

The ACMPR require production sites to be located indoors, and not in a private dwelling. Division 5 of the ACMPR set out physical security requirements that are necessary to secure sites where Licensed Producers conduct activities with medical cannabis other than storage. Pursuant to the security requirements of the ACMPR the Company’s facilities meet the following requirements:

1)                                     each site is designed in a manner that prevents unauthorized access to the site itself and, once inside the site, to any area within the site where cannabis is present (the “Key Areas”);

2)                                     the perimeter of each site and the Key Areas are each visually monitored at all times by recording devices that will detect any actual or attempted unauthorized access or illicit conduct;

3)                                     there is an intrusion detection system which detects actual or attempted unauthorized access to the site or, once inside the site, to the Key Areas which intrusion detection system be monitored by such personnel as can take appropriate steps in response to any such unauthorized access and make a record on any such unauthorized access;

4)                                     access to the Key Areas is restricted only to those employees whose work duties require them to enter such Key Areas;

5)                                     while any other person is in a Key Area, either a person designated as the “Responsible Person in Charge” (as defined in the ACMPR) or a person designated as an “Alternate Responsible Person in Charge” (as defined in the ACMPR) must also be present in the Key Area;

6)                                     records are kept of every person entering and exiting the Key Areas;

7)                                     there are physical barriers preventing unauthorized access to Key Areas; and

8)                                     the Key Areas are equipped with an air filtration system that prevents the escape of odors and pollen.

Health Canada regulations stipulate that the value of finished goods that can be held in inventory cannot exceed the licensed limitations tied to the security level of the facility. The facility’s security level, as outlined in the Health Canada Directive on Physical Security Requirements for Controlled Substances, is established through a mix of perimeter, restricted area and storage vault physical and monitoring requirements as well as proximity to urban areas of the facility.

As per Health Canada’s regulations, Peace Naturals’ and OGBC’s facilities each contain vaults that meet all required regulations. The vaults are equipped with security cameras, motion sensors, code locked doors and seismic sensors that set alarms off when vibrations are detected. These security measures ensure Peace Naturals and OGBC are compliant with all of Health Canada’s necessary security requirements. The vault can only be accessed by a Responsible Person in Charge (an “RPiC”) and at least one RPiC must be present in the vault at all times if the doors are opened.

Specialized Knowledge, Skills, Resources & Equipment

Knowledge with respect to cultivating and growing medical cannabis is important in the medical cannabis industry. The nature of growing cannabis is not substantially different from the nature of growing other agricultural products. Variables such as temperature, humidity, lighting, air flow, watering and feeding cycles are meticulously defined and controlled to produce consistent product and to avoid contamination. The product is cut, sorted and dried under defined conditions that are establish to protect the activity and purity of the product. Once processing is complete, each and every processing batch is subject to full testing against stringent quality specifications set for activity and purity.

Staff with sufficient suitable horticultural skill is generally available on the market. The Company also requires client care staff, which will grow as its business grows. Customer care staff is a skillset that is also generally available in the market.

Differentiation in the strains of medical cannabis is primarily achieved through the procurement of seeds. Obtaining seeds for growing medical cannabis must be done in accordance with the ACMPR. Seeds must be obtained from a legal source, which includes seeds acquired from Health Canada, seeds imported from a jurisdiction allowed to export seeds or seeds acquired from another Licensed Producer. An authorization from Health Canada may be required to conduct such a transaction depending on its nature.

Equipment used is specialized, but is readily available and not specific to the cultivation of medical cannabis. Subject to available funding, the Company does not anticipate any difficulty in obtaining equipment as needed.

The Company anticipates an increased demand for skilled manpower, energy resources and equipment in connection with the build-outs of the new facilities at Peace Naturals, Building 4 and the Greenhouse.

Competitive Conditions

According to Health Canada, as of May 25, 2017, 1,665 applications had been received by Health Canada, of which 428 applications were in process. To the knowledge of the Company, only a limited number of licenses are issued by Health Canada on a monthly basis, if any. Further, as Health Canada licenses are limited to individual properties, if a Licensed Producer reaches production capacity at its licensed site, it must apply to Health Canada for a new license in order to expand production to another site. More information on the current list of Licensed Producers can be found on Health Canada’s website.

The Company believes that, due to the extensive regulatory restrictions and significant capital required for facilities and operations, the number of Licensed Producers will remain relatively small in the short term, however Health Canada may accelerate its processing of applications which may result in acceleration in the rate at which applicants become Licensed Producers. As the demand for medical cannabis increases and the application backlog with Health Canada is processed, the Company believes that new competitors will enter the market. The principal competitive factors on which the Company competes with other Licensed Producers are the price and quality of its cannabis-based pharmaceutical products (and associated goodwill and brand recognition), physician familiarity and willingness to prescribe the Company’s cannabis-based pharmaceutical products, and the Company’s patient services. While the Company prices its cannabis products according to the Company’s perception of market demand, given its relatively low cost of production (based on management’s assessment of the Company’s own financial information against that of all publicly-traded Licensed Producers), it is expected that the Company will be able to enjoy pricing flexibility while maintaining its margins.

Protection of Intangible Assets

The proprietary nature of, and protection for, the Company’s products, technologies, processes, and know-how are a key aspect of the Company’s business. To establish and protect the Company’s intellectual property in Canada, the Company has made various trademark applications. The Company relies on a combination of patents, trademarks and contractual restrictions to establish and protect our intellectual property. The Company has established and continues to build proprietary positions in all key aspects of our business. The Company continually seeks out new opportunities for enhancing its intellectual property portfolio.

Employees

As of the date of this AIF Cronos Group employs five (5) people and has four (4) contractors, Peace Naturals employs 65 employees, and OGBC employs nine (9) employees.

RISK FACTORS

Investing in the Common Shares involves a significant amount of risk. Potential investors should carefully consider the risk factors described below, together with all of the other information in the Company’s publicly filed documents, before making an investment decision. The following risk factors could materially adversely affect the Company. Some of the following factors are interrelated and, consequently, investors should treat such risk factors as a whole. These risks and uncertainties are not the only ones that could affect the Company or the Company’s securities and additional risks and uncertainties not currently known to the Company, or that it currently deems to be immaterial, may also impair the business, financial condition and results of operations of the Company and/or the value of the Common Shares. If any of the following risks or other risks occur, they could have a material adverse effect on the Company’s business, financial condition and results of operations and/or the value of the Common Shares. There is no assurance that any risk management steps taken by the Company will avoid future loss due to the occurrence of the risks described below or other unforeseen risks.

Risks related to the Industry and the Company’s Business

The Company is reliant on its licenses for its ability to grow, store and sell medical cannabis and other products derived therefrom and such licenses are subject to ongoing compliance, reporting and renewal requirements.

The Company’s ability to grow, store and sell medical cannabis in Canada is dependent on its licenses from Health Canada, and in particular the OGBC Commercial License and the Peace Naturals Commercial License. Failure to comply with the requirements of the licenses or any failure to maintain the licenses would have a material adverse impact on the business, financial condition and operating results of the Company. The Peace Naturals Commercial License was renewed October 31, 2016 and expires October 31, 2018. OGBC Commercial License was renewed and is effective beginning on February 28, 2017 and expires February 28, 2018. Although Peace Naturals and OGBC believe they will meet the requirements of the ACMPR annually for extension of their Commercial Licenses, there can be no guarantee that Health Canada will extend or renew the Commercial Licenses or, if they are extended or renewed, that they will be extended or renewed on the same or similar terms or that Health Canada will not revoke the licenses. Should the Company fail to comply with requirements of the licenses or should Health Canada not extend or renew the licenses, or should it renew the licenses on different terms or not allow for anticipated capacity increases, or should it revoke the licenses, the business, financial condition and results of the operations of the Company will be materially adversely affected.

Additional government licenses are currently, and in the future, may be, required in connection with the Company’s operations, in addition to other unknown permit and approvals which may be required, including with respect to the Company’s anticipated operations in jurisdictions outside of Canada. To the extent such permits and approvals are required and not obtained, the Company may be prevented from operating and / or expanding its business, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company may not always succeed in fully complying with the regulatory requirements for Licensed Producers as set out under the ACMPR and Health Canada.

Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The commercial medical cannabis industry is still a new industry in Canada and the ACMPR is a new regime and has no close precedent in Canadian law. The effect of Health Canada’s administration, application and enforcement of the regime established under the ACMPR on the Company and its business, any and delays in obtaining, or failure to obtain, applicable regulatory approvals which may be required, may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the Company’s business, financial condition and results of operations.

Health Canada routinely assesses the Company’s facilities and operations against applicable regulatory requirements and provides follow-up audit reports of any observed deficiencies. Accordingly, the Company incurs ongoing costs and obligations related to regulatory compliance. While the Company endeavors to comply with all relevant laws, regulations and guidelines and, to the Company’s knowledge, it is in compliance or in the process of being assessed for compliance all such laws, regulations and guidelines, any failure to comply with applicable regulatory requirements may result in additional costs for corrective measures, penalties or in restrictions on the Company’s operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities or a revocation of the Company’s licenses and other permits, which could have a material adverse effect on the business, results of operations and financial condition of the Company. In addition, Health Canada may change its administration, application or enforcement procedures at any time, which may adversely impact the Company’s ongoing costs relating to regulatory compliance.

The laws, regulations and guidelines generally applicable to the medical cannabis industry domestically and internationally may change in ways currently unforeseen by the Company.

The Company’s operations are subject to the ACMPR and various other laws, regulations and guidelines relating to the marketing, acquisition, manufacture, packaging / labelling, management, transportation, storage, sale and disposal of medical cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. To the knowledge of the Company’s management, other than routine corrections that may be required by Health Canada from time to time, it is currently in material compliance with all existing applicable laws, regulations and guidelines. If any changes to such laws, regulations and guidelines occur, which are matters beyond the control of the Company, the Company may incur significant costs in complying with such changes or it may be unable to comply therewith, which in turn result in a material adverse effect on the Company’s business, financial condition and results of operation.

There can be no assurance that the legalization of recreational cannabis by the Government of Canada will occur and the legislative framework pertaining to the Canadian recreational cannabis market is uncertain.

The Liberal Party of Canada, which has formed the current federal Government of Canada, has made electoral commitments to legalize, regulate and tax recreational cannabis use in Canada. On April 13, 2017, the Government of Canada introduced the Cannabis Act. The Government of Canada has provided guidance that, subject to Parliamentary approval and Royal Assent, it intends to provide regulated and restricted access to cannabis no later than July 2018, however there is no assurance that the legalization of cannabis by the Government of Canada will occur as anticipated or at all.

Furthermore, the legislative framework pertaining to the Canadian recreational cannabis market will be subject to significant provincial and territorial regulation, which may vary across provinces and territories and result in an asymmetric regulatory and market environment, different competitive pressures and significant additional compliance and other costs and/or limitations on the Company’s ability to participate in such market. While the impact of any new legislative framework for the regulation of the Canadian recreational cannabis market is uncertain, any of the foregoing could result in a material adverse effect on the Company’s business, financial condition and operating results.

Future clinical research studies on the effects of medical cannabis may lead to conclusions that dispute or conflict with the Company’s understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis.

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). The statements made in this Annual Information Form concerning the potential medical benefits of cannabinoids are based on published articles and reports. As a result, the statements made in this AIF are subject to the experimental parameters, qualifications and limitations in the studies that have been completed.

Although the Company believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis as set out in this Annual Information Form, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, undue reliance should not be placed on such articles and reports.

Future research studies and clinical trials may draw opposing conclusions to those stated in this AIF or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s expansion into jurisdictions outside of Canada is subject to risks.

In addition, in jurisdictions outside of Canada, there can be no assurance that any market for the Company’s products will develop in any such foreign jurisdiction. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations and the effects of competition. These factors may limit the Company’s capability to successfully expand its operations into such jurisdictions and may have a material adverse effect on the Company’s business, financial condition and results of operations.

There can be no assurance that the Company’s current and future strategic alliances or expansions of scope of existing relationships will have a beneficial impact on its business, financial condition and results of operations.

The Company currently has, and may in the future enter into further, strategic alliances with third parties that the Company believes will complement or augment its existing business. The Company’s ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Company’s business, and may involve risks that could adversely affect the Company, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that the Company’s existing strategic alliances will continue to achieve, the expected benefits to the Company’s business or that the Company will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company and certain of its subsidiaries have limited operating history and therefore the Company is subject to many of the risks common to early-stage enterprises.

The Company began carrying on business in 2013; Peace Naturals began operations in 2012 and generated its first revenues in 2013; OGBC began operations in 2014 and generated its first revenue in 2017 (inter-Company bulk transfer). The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

The Company’s existing two facilities are integral to the Company’s operations and any adverse changes or developments affecting either facility may impact the Company’s business, financial condition and results of operations.

The Company’s activities and resources are focused on the Peace Naturals Stayner, Ontario facility, which includes three operational cultivation buildings, and the OGBC Armstrong, British Columbia facility, which includes one operational cultivation building. The Peace Naturals Commercial License and the OGBC Commercial License are specific to those facilities. Adverse changes or developments affecting either facility, including but not limited to a breach of security or a force majeure event, could have a material and adverse effect on the Company’s business, financial condition and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada, could also have an impact on the Company’s ability to continue operating under its licenses or the prospect of renewing its licenses or could result in a revocation of the Company’s licenses.

The Company owns both of its facilities and bears the responsibility for all of the costs of maintenance and upkeep. The Company’s operations and financial performance may be adversely affected if either Peace Naturals or OGBC are unable to keep up with maintenance requirements.

The Company may not complete the build-out of Building 4 or the Greenhouse and may not successfully execute its production capacity expansion strategy.

The Company may not complete the expansions in its currently proposed form, if at all, or in a timely fashion. Construction delays or cost over-runs in respect of the build-out of New Facility and / or Greenhouse, howsoever caused, could have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, no assurance can be given that Health Canada will approve any amendment to the Peace Naturals Commercial License to increase production volumes or permit sales of cannabis-based medical products under such license. If the Company is unable to secure a commercial production license in respect of the New Facility or the Greenhouse, the expectations of management with respect to the increased future cultivation and growing capacity may not be borne out, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The medical cannabis industry and markets are relatively new in Canada and in other jurisdictions, and this industry and market may not continue to exist or grow as anticipated or the Company may ultimately be unable to succeed in this industry and market.

The Company is operating its business in a relatively new medical cannabis industry and market. In addition to being subject to general business risks, a business involving an agricultural product and a regulated consumer product, the Company needs to continue to build brand awareness in this industry and market through significant investments in its strategy, its production capacity, quality assurance, and compliance with regulations. These activities may not promote the Company’s brand and products as effectively as intended, or at all. Competitive conditions, consumer tastes, patient requirements and spending patterns in this new industry and market are relatively unknown and may have unique circumstances that differ from existing industries and markets.

Accordingly, there are no assurances that this industry and market will continue to exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with management’s expectations and assumptions. Any event or circumstance that affects the medical cannabis industry and market could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is dependent on its senior management.

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management (collectively, “Key Persons”). While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such Key Persons. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. In addition, the Company’s lean management structure may be strained as the Company pursues growth opportunities in the future. The loss of the services of a Key Person, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all. The Company does not currently maintain key-person insurance on the lives of any of its Key Persons.

The Company may be subject to product liability claims.

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the products produced by Peace Naturals and OGBC caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claims or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the Company’s business, financial condition and results of.

There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

The Company’s cannabis-based medical products may be subject to recalls.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by Peace Naturals or OGBC are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by Peace Naturals or OGBC were subject to recall, the image of that product and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for products produced by Peace Naturals or OGBC and could have a material adverse effect on Company’s business, financial condition and results of operations. Additionally, product recalls may lead to increased scrutiny of the operations of Peace Naturals or OGBC by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses. Furthermore, any product recall affecting the medical cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by Licensed Producers generally, which could have a material adverse effect on the Company’s business, financial condition and results of operations. See “General Development of the Business — Recent Business and Legal Developments”.

The Company may be unable to attract or retain skilled labor and personnel with experience in the medical cannabis sector, and may be unable to attract, develop and retain additional employees required for the Company’s operations and future developments.

The Company may be unable to attract or retain employees with sufficient experience in the medical cannabis industry, and may prove unable to attract, develop, and retain additional employees required for the Company’s development and future success

The success of the Company is currently largely dependent on the performance of its skilled employees. The Company’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them.

Further, certain employees are subject to a security clearance by Health Canada. Under the ACMPR a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of the Company’s existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by an employee to maintain or renew his or her security clearance, would result in a material adverse effect on the Company’s business, financial condition and results of operations. In addition, if an employee with security clearance leaves the Company and the Company is unable to find a suitable replacement that has a security clearance required by the ACMPR in a timely manner, or at all, there could occur a material adverse effect on the Company’s business, financial condition and results of operations.

The Company, or the medical cannabis industry more generally, may receive unfavorable publicity or become subject to negative consumer perception

The Company believes the medical cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical cannabis produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s business, financial condition and results of operations. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company’s business, financial condition and results of operations, the demand for products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis in general, or the Company’s products specifically, or associating the consumption of medical cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

The Company may not be able to successfully develop new products or find a market for their sale.

The medical cannabis industry is in its early stages of development and it is likely that the Company, and its competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by the Company. As well, the Company may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authority, which may take significant amounts of time. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company may fail to retain existing patients as clients or acquire new patients as clients.

The Company’s success depends on its ability to attract and retain clients. There are many factors which could impact the Company’s ability to attract and retain clients, including but not limited to the Company’s ability to continually produce desirable and effective product, the successful implementation of the Company’s client-acquisition plan and the continued growth in the aggregate number of patients selecting medical cannabis as a treatment option. The Company’s failure to acquire and retain patients as clients would have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company may not be able to achieve or maintain profitability and may continue to incur losses in the future.

The Company has incurred losses in recent periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

The Company may not be able to secure adequate or reliable sources of funding required to operate its business.

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions or other strategic joint venture opportunities.

The Company had negative operating cash flow for the fiscal years ending December 31, 2016, December 31, 2015, December 31, 2014 and December 31, 2013. If the Company continues to have negative cash flow into the future, additional financing proceeds may need to be allocated to funding this negative cash flow in addition to the Company’s operational expenses. The Company may require additional financing to fund its operations to the point where it is generating positive cash flows. Continued negative cash flow may restrict the Company’s ability to pursue its business objectives.

The Company must rely largely on its own market research to forecast sales and market demand which may not materialize.

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical cannabis industry domestically in Canada and in other international jurisdictions. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company may experience breaches of security at its facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws

Given the nature of the Company’s product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in its facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

In addition, the Company collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. The privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If the Company was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, results of operations and financial condition of the Company. International jurisdictions in which the Company expands its operations too have similar privacy and security laws to which the Company is subject to, depending on the nature of its operations in such jurisdictions.

If the Company is not able to comply with all safety, health and environmental regulations applicable to its operations and industry, it may be held liable for any breaches thereof.

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, financial condition and results of operations of the Company.

The Company could be subject to litigation in the ordinary course of business.

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company such a decision could adversely affect the Company’s ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources. Litigation may also create a negative perception of the Company’s brand. See “Legal Proceedings and Regulatory Actions”.

The Company may not be able to successfully manage its growth.

The Company is currently in an early development stage and may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls, which may place significant strain on its operational and managerial resources. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. There can be no assurances that the Company will be able to manage growth successfully. Any inability of the Company to manage growth successfully could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company may compete for market share with other companies, both domestically and internationally, which may have longer operating histories and more financial resources, manufacturing and marketing experience than the Company.

The Company does and expects to continue to face intense competition from other and companies, some of which can be expected to have longer operating histories and more financial resources, manufacturing and marketing experience than the Company. In addition, there is potential that the medical cannabis industry will undergo consolidation, creating larger companies with financial resources, manufacturing and marketing capabilities, and product offerings that are greater than those of the Company. As a result of this competition, the Company may be unable to maintain its operations or develop them as currently proposed on terms it considers acceptable or at all. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect the Company’s business, financial condition and results of operations.

On a domestic front, the number of licenses granted and the number of Licensed Producers ultimately authorized by Health Canada could also have an impact on the operations of the Company. The Company expects to face additional competition from new market entrants that are granted licenses under the ACMPR or existing license holders which are not yet active in the industry. If a significant number of new licenses are granted by Health Canada in the near term, the Company may experience increased competition for market share and may experience downward price pressure on its products as new entrants increase production. The Company also faces competition from illegal dispensaries and the black market that are unlicensed and unregulated, and that are selling cannabis and cannabis products, including products with higher concentrations of active ingredients, and using delivery methods, including edibles and extract vaporizers, that the Company is prohibited from offering to individuals as they are not currently permitted by the ACMPR. Any inability or unwillingness of law enforcement authorities to enforce existing laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products could result in the perpetuation of the black market for cannabis and / or have a material adverse effect on the perception of cannabis use. Any or all of these events could have a material adverse effect on the Company’s business, financial condition and results of operations.

If the number of users of cannabis for medical purposes in Canada increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued high level of investment in R&D, sales and patient support. The Company may not have sufficient resources to maintain R&D, sales and patient support efforts on a competitive basis which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Furthermore, several recommendations of the Task Force on Cannabis Legalization and Regulation including, but not limited to, permitting home cultivation and potentially easing barriers to entry into a Canadian recreational cannabis market, could materially and adversely affect the business, financial condition and results of operations of the Company. There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources, manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

On an international front, the legal landscape for medical and recreational cannabis is changing internationally. More countries have passed laws that allow for the production and distribution of cannabis for medical purposes in some form or another. The Company has some international strategic alliances in place, which may be affected if more countries legalize medical cannabis. Increased international competition and limitations placed on the Company by Canadian regulations might lower the demand for the Company’s products on a global scale. The Company also faces competition in each international jurisdiction that it has international strategic alliances from foreign companies that have more experience, more in-depth knowledge of local markets or applicable laws, regulations and guidelines or longer operating histories in such jurisdictions.

Third parties with whom the Company does business may perceive themselves as being exposed to reputational risk as a result of their relationship with the Company.

The parties with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company’s medical cannabis business activities. For example, the Company received a notification from its prior principal banker advising it that they would no longer continue its banking relationship with the Company or any others in the medical cannabis industry. While the Company has other banking relationships and believes that the services can be procured from other institutions, the Company may in the future have difficulty establishing or maintaining bank accounts or other business relationships. Failure to establish or maintain business relationships could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s cannabis cultivation operations are subject to risks inherent in an agricultural business.

The Company’s business involves the growing of medical cannabis, an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks that may create crop failures and supply interruptions for the Company’s customers. Although Peace Naturals and OGBC grow products indoors under climate controlled conditions and carefully monitors the growing conditions with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

The Company’s cannabis cultivation operations are vulnerable to rising energy costs.

Peace Naturals and OGBC’s medical cannabis cultivation operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is vulnerable to third party transportation risks.

Due to its direct to client shipping model, the Company will depend on fast and efficient courier services to distribute its product. Any prolonged disruption of this courier service may have a material adverse effect on the Company’s business, financial condition and results of operations. Rising costs associated with the courier services used by the Company to ship its products may also have a material adverse effect on the Company’s business, financial condition and results of operations.

Due to the nature of the Company’s products, security of the product during transportation to and from the Company’s facilities is of the utmost concern. A breach of security during transport or delivery could have a material adverse effect on the Company’s business, financial condition and results of operations. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of Health Canada, could also have an impact on the Company’s ability to continue operating under its licenses or the prospect of renewing its licenses.

The Company will seek to maintain adequate insurance coverage in respect of the risks faced by it, however, insurance premiums for such insurance may not continue to be commercially justifiable and there may be coverage limitations and other exclusions which may not be sufficient to cover potential liabilities faced by the Company.

The Company has insurance to protect its assets, operations and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, there could be a material adversely effect on the Company’s business, financial condition and results of operations.

The Loan imposes limitations on the type of transactions or financial arrangements in which the Company may engage.

The Loan contains certain restrictive covenants including, subject to certain exceptions, restrictions on the Company’s subsidiaries’ ability to incur indebtedness, grant liens, make corporate changes, dispose of assets, and the Company’s and its subsidiaries’ ability to pay dividends. Events beyond the Company’s control, including changes in general economic and business conditions, may affect the Company’s ability to observe or satisfy these covenants, which could result in a default under the Loan. If an event of default under the Loan occurs, the lender could elect to declare all principal amounts outstanding under the Loan at such time, together with accrued interest, to be immediately due. In such an event, the Company may not have sufficient funds to repay amounts owing under the Loan.

The Company is subject to certain restrictions of the TSX-V which may constrain its ability to expand its business internationally.

The TSX-V requires that, as a condition to listing, the Company deliver an undertaking (the “Undertaking”) confirming that, while listed on the TSX-V, the Company will only conduct the business of production, acquisition, sale and distribution of medical cannabis in Canada as permitted under the Commercial Licenses with Health Canada. This undertaking could have an adverse effect on the Company’s ability to export cannabis from Canada and on its ability to expand its business into other areas including the provision of non- medical cannabis in the event that the laws were to change to permit such sales, the Company is still listed on the TSX-V and still subject to such undertaking at the time. This undertaking may prevent the Company from expanding into new areas of business when the Company’s competitors have no such restrictions. All such restrictions could have an adverse effect on the Company’s business, financial condition and results of operations.

The Company may be subject to risks related to the protection and enforcement of its intellectual property rights, and may become subject to allegations that the Company is in violation of intellectual property rights of third parties.

The ownership and protection of our intellectual property rights is a significant aspect of the Company’s future success. Currently the Company relies on trade secrets, technical know-how and proprietary information that are not protected by patents to maintain its competitive position. The Company tries to protect such intellectual property by entering into confidentiality agreements with parties that have access to it, such as its partners, collaborators, employees and consultants. Any of these parties may breach these agreements and the Company may not have adequate remedies for any specific breach. In addition, the Company’s trade secrets and technical know-how, which are not protected by patents, may otherwise become known to or be independently developed by competitors, which may have a material adverse effect on the Company’s business, financial condition and results of operations.

Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products, trade secrets, technical know-how and proprietary information. Policing the unauthorized use of the Company’s current or future intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company’s current or future trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s current or future trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the Company’s business, financial condition and results of operations.

In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. In addition, the Company may need to obtain licenses from third parties who allege that the Company has infringed on their lawful rights. However, such licenses may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

There may be inherent risks in the acquired subsidiaries Peace Naturals and OGBC.

While the Company conducted substantial due diligence in connection with the acquisition of the Peace Naturals and OGBC, there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities of such companies for which the Company is not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Company’s financial performance and results of operations. The Company currently anticipates that its acquisition of the Peace Naturals and OGBC will be accretive; however, this expectation may materially change. The Company could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from the acquisition. All of these factors could cause dilution to the Company’s earnings per share or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of the Common Shares.

The Company may fail to successfully integrate the acquired subsidiaries Peace Naturals and OGBC.

The success of the acquisition of the Peace Naturals and OGBC will depend, in part, on the ability of the Company to realize the anticipated benefits and synergies from integrating those companies into the businesses of the Company.

The Company may not be able to successfully integrate and combine the operations, personnel and technology infrastructure of the Peace Naturals and OGBC with its existing operations. If integration is not managed successfully by the Company’s management, the Company may experience interruptions in its business activities, deterioration in its employee and customer relationships, increased costs of integration and harm to its reputation, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company may experience difficulties in combining corporate cultures, maintaining employee morale and retaining key employees. The integration of the Peace Naturals and OGBC may also impose substantial demands on the Company’s management. There is no assurance that these acquisitions will be successfully integrated in a timely manner. The challenges involved in the Company’s integration of the Peace Naturals and OGBC may include, among other things, the following:

•                  the necessity of coordinating both geographically disparate and geographically overlapping organizations;

•                  retaining key personnel, including addressing the uncertainties of key employees regarding their future;

•                  integrating the Peace Naturals and OGBC into the Company’s accounting system and adjusting the Company’s internal control environment to cover the operations of the Peace Naturals and OGBC;

•                  integration of information technology systems and resources;

•                  performance shortfalls relative to expectations at one or both of the businesses as a result of the diversion of management’s attention to the integration of the Peace Naturals and OGBC; and

•                  unplanned costs required to integrate the Peace Naturals and OGBC with the Company’s existing business.

Conflicts of interest may arise between the Company and its directors and officers.

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In addition, the Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers and directors.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Tax and accounting requirements may change in ways that are unforeseen to the Company and the Company may face difficulty or be unable to implement and/or comply with any such changes.

The Company is subject to numerous tax and accounting requirements, and changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on the Company’s financial results, the manner in which it conducts its business or the marketability of any of its products. In the future, the geographic scope of the Company’s business may expand, and such expansion will require the Company to comply with the tax laws and regulations of multiple jurisdictions. Requirements as to taxation vary substantially among jurisdictions. Complying with the tax laws of these jurisdictions can be time consuming and expensive and could potentially subject the Company to penalties and fees in the future if the Company were to inadvertently fail to comply. In the event the Company was to inadvertently fail to comply with applicable tax laws, this could have a material adverse effect on the Company’s business, financial condition and results of operations.

Risks Related to the Ownership of Common Shares

The price of Common Shares in public markets may experience significant fluctuations.

The market price of Common Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Company, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Company, general economic conditions, legislative changes, and other events and factors outside of the Company’s control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for Common Shares.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control, including the following:

•                  actual or anticipated fluctuations in the Company’s quarterly results of operations;

•                  recommendations by securities research analysts;

•                  changes in the economic performance or market valuations of companies in the industry in which the Company operates;

•                  addition or departure of the Company’s executive officers and other key personnel;

•                  release or expiration of transfer restrictions on outstanding Common Shares;

•                  sales or perceived sales of additional Common Shares;

•                  operating and financial performance that vary from the expectations of management, securities analysts and investors;

•                  regulatory changes affecting the Company’s industry generally and its business and operations;

•                  announcements of developments and other material events by the Company or its competitors;

•                  fluctuations to the costs of vital production materials and services;

•                  changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

•                  significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

•                  operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and

•                  news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

It is not anticipated that any dividend will be paid to holders of Common Shares for the foreseeable future.

No dividends on the Common Shares have been paid to date. Any decision to declare and pay dividends in the future will be made at the discretion of the Company’s board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Company’s board of directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their shares of the Company for a price greater than that which such investors paid for them.

There is a limited market for the Common Shares.

The Common Shares are listed on the TSX-V, however, there can be no assurance that an active and liquid market for Common Shares will be maintained and an investor may find it difficult to resell any securities of the Company.

Holders of Common Shares may be subject to dilution resulting from future offerings of Common Shares by the Company.

The Company may raise additional funds in the future by issuing equity securities. Holders of Common Shares will have no pre-emptive rights in connection with such further issues. The board of directors has the discretion to determine if an issuance of Common Shares is warranted, the price at which such issuance is effected and the other terms of issue of Common Shares. Such additional equity issuances could, depending on the price at which such securities are issued, substantially dilute the interests of the holders of Common Shares.

A significant number of Common Shares are owned by a limited number of existing shareholders.

The Company’s management, directors and employees own a substantial number of the outstanding Common Shares (on a fully diluted basis). As such, the Company’s management, directors and employees, as a group, each are in a position to exercise significant influence over matters requiring shareholder approval, including the election of directors and the determination of significant corporate actions. In addition, these shareholders could delay or prevent a change in control of the Company that could otherwise be beneficial to the Company’s shareholders.

DIVIDENDS

As of the date of this AIF, the Company has declared no dividends or made any distributions. Furthermore, the Company has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of the Company’s board of directors and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the board of directors may deem relevant.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares. As of the date of this AIF, there are 143,774,477 Common Shares issued and outstanding. The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The Company is authorized to issue an unlimited number of special shares, issuable in series. The special shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, right, privileges, restrictions and conditions attached to the shares in each series. No special shares have been issued since the Company’s inception.

The stock option plan (the “Option Plan”) of the Company is administered by the board of directors, which is responsible for establishing the exercise price (at not less than the Discounted Market Price as defined in the policies of the TSX-V) and the vesting and expiry provisions. Pursuant to the Option Plan the Company may issue up to 10% of the total number of Common Shares issued and outstanding at the date of any grant. This is a “rolling” plan ceiling as the number of options which may be granted pursuant to the Option Plan will increase as the number of Common Shares which are issued and outstanding increases. As of the date of this AIF, options granted under the Option Plan to purchase up to an aggregate of 11,497,084 Common Shares are issued and outstanding.

MARKET FOR SECURITIES

Common Shares are listed and traded on the TSX-V under the trading symbol “MJN”. The following table sets forth the price range per share and trading volume for the Common Shares on the TSX-V for the period between January 1, 2016 and September 30, 2017:

Period	High Trading Price	Low Trading Price	Volume
September 2017	$2.67	$2.20	4,279,996
August 2017	$2.47	$2.01	2,749,993
July 2017	$2.37	$1.70	3,897,077
June 2017	$2.26	$1.58	5,983,393
May 2017	$2.83	$2.15	6,037,153
April 2017	$3.25	$2.45	12,145,459
March 2017	$3.46	$2.39	13,240,286
February 2017	$3.43	$1.76	19,980,431
January 2017	$1.92	$1.49	6,844,170
December 2016	$1.74	$1.35	6,745,733
November 2016	$1.92	$0.92	17,367,547
October 2016	$1.35	$0.81	14,610,416
September 2016	$0.95	$0.46	8,576,800
August 2016	$0.56	$0.39	2,619,200
July 2016	$0.42	$0.18	2,972,000
June 2016	$0.21	$0.19	389,800
May 2016	$0.28	$0.14	710,700
April 2016	$0.28	$0.19	245,800
March 2016	$0.29	$0.19	298,400
February 2016	$0.29	$0.17	451,500
January 2016	$0.35	$0.26	622,400

PRIOR SALES

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by the Company during the period between January 1, 2016 and September 30, 2017:

Date of Issuance	Security	Issuance/Exercise Price Per Security	Number of Securities
May 13, 2016	Warrants	$0.245	10,810,812
May 17, 2016	Options	$0.285	78,925
May 27, 2016	Warrants	$0.245	21,621,613
May 27, 2016	Options	$0.285	78,925
August 10, 2016	Options	$0.500	1,225,000
October 5, 2016	Options	$1.230	3,618,500
November 16, 2016	Options	$1.500	300,000
November 21, 2016	Options	$1.840	182,000
April 12, 2017	Options	$3.140	3,299,000
August 23, 2017	Options	$2.420	2,903,000

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

The following table summarizes details of the Company’s securities of each class held, to the Company’s knowledge, in escrow or that are subject to a contractual restriction on transfer as of the date of this AIF:

Designation of Class	Number of Securities held in escrow or that are subject to a contractual restriction on transfer		Percentage of Class(1)

Common Shares	1,928,984	(2)(3)(4)	1.58%

Notes:

(1)         Based on 121,725,324 Common Shares issued and outstanding as December 31, 2016.

(2)         In connection with the Company’s initial public offering, 88,685 Common Shares remain, as of the date of this AIF, deposited in escrow with TSX Trust Company (formerly Equity Financial Trust Company) pursuant to a CPC Escrow Agreement dated June 19, 2014 (“CPC Escrow Agreement”). All Common Shares remaining in escrow under the CPC Escrow Agreement are expected to be released from escrow on December 16, 2017.

(3)         In connection with the Company’s Qualifying Transaction, 841,940 Common Shares remain, as of the date of this AIF, deposited in escrow with TSX Trust Company (formerly Equity Financial Trust Company) pursuant to a 5D Value Escrow Agreement dated December 10, 2014 (“5D Value Escrow Agreement”). All Common Shares remaining in escrow under the 5D Value Escrow Agreement are expected to be released from escrow on December 16, 2017.

(4)         In connection with the Company’s Qualifying Transaction, 998,359 Common Shares remain, as of the date of this AIF, deposited in escrow with TSX Trust Company (formerly Equity Financial Trust Company) pursuant to a 5D Surplus Escrow Agreement dated December 10, 2014 (“5D Surplus Escrow Agreement”). All Common Shares remaining in escrow under the 5D Surplus Escrow Agreement are expected to be released from escrow on December 16, 2017.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Below are the names, province or state and country of residence, principle occupation and periods of service of the directors and executive officers of the Company.

Number of
Common
Shares
Beneficially
Owned,
			Position	Controlled or
Name and	Principle	Director of	Held with	Directed,
Municipality	Occupation for	Cronos	Cronos	Directly or
Residence	Last Five Years	Group Since	Group	Indirectly

Michael Gorenstein(1) New York, NY, USA

May 2016 to Present — CEO of Cronos Group

June 2017 to Present — Member of Gotham Green Partners GP

June 2015 to June 2017 — Partner at Alphabet Ventures, LLC

January 2015 to June 2015 — Principal & General Counsel at Saiers Capital, LLC (f/k/a Alphabet Management, LLC)

October 2011 to December 2015 — Associate at Sullivan & Cromwell, LLP

		November 6, 2015 to Present	Chairman, Chief Executive Officer, President	1,539,915 (1.07%)

Number of
Common
Shares
Beneficially
Owned,
			Position	Controlled or
Name and	Principle	Director of	Held with	Directed,
Municipality	Occupation for	Cronos	Cronos	Directly or
Residence	Last Five Years	Group Since	Group	Indirectly

Michael Krestell Thornhill, Ontario, Canada	March 2013 to June 2016 — President at M Partners, Inc. October 2009 to March 2013 — Managing Director of Equity Research at M Partners, Inc.	December 10, 2014 to Present	Director	389,566 (0.27%)

Jason Adler New York, NY, USA

June 2017 to Present — Managing Member of Gotham Green Partners GP

June 2015 to June 2017 — Managing Partner of Alphabet Ventures, LLC

October 2007 to June 2015 — Managing Member/CEO of Saiers Capital, LLC (f/k/a Alphabet Management, LLC)

		July 12, 2016 to Present	Director	6,929,557 (4.82%)

Number of
Common
Shares
Beneficially
Owned,
			Position	Controlled or
Name and	Principle	Director of	Held with	Directed,
Municipality	Occupation for	Cronos	Cronos	Directly or
Residence	Last Five Years	Group Since	Group	Indirectly

Alan Friedman(2) Toronto, ON, Canada

November 2014 to Present — Managing Director at Tembo Financial Inc.

September 2006 to Present — President & CEO of Rivonia Capital Inc.

December 2011 to Present — Executive Vice-President and Director of Eco (Atlantic) Oil & Gas Ltd.

		August 21, 2012 to Present	Director	259,165 (0.18%)

William Hilson Toronto, ON, Canada

October 2015 to October 2016 — President at Hillhurst

Management March 2015 to October 2015 — President at Hillhurst Capital

June 2013 to March 2014 — CFO at TravelEdge

June 2003 to June 2013 — CFO at EMD Inc.

		N/A	Chief Financial Officer	956,510 (0.67%)

Number of
Common
Shares
Beneficially
Owned,
			Position	Controlled or
Name and	Principle	Director of	Held with	Directed,
Municipality	Occupation for	Cronos	Cronos	Directly or
Residence	Last Five Years	Group Since	Group	Indirectly

Paul Rosen Toronto, ON, Canada	November 2013 to May 2016 — CEO of Cronos Group October 1999 to January 2014 — CEO of Skypad, Inc.	January 18, 2013 to May 13, 2016	Former — Director, President, Chief Executive Officer	1,613,273(3) (1.12%)

Lorne Gernter Toronto, ON, Canada	January 2006 to Present — CEO of Tokyo Smoke, Inc	January 18, 2013 to May 19, 2016	Former — Chairman	1,088,689(4) (0.76%)

Steven Isenberg Toronto, ON, Canada	January 2005 to Present — CEO of M Partners	December 10 2014 to January 15, 2016	Former — Director	118,100(5) (0.08%)

Glen A. Huber Toronto, ON, Canada	February 2008 to Present — President of Brett Management Inc.	December 10, 2014 to January 15, 2016	Former — Director, Chief Financial Officer	0 (0%)

Notes:

(1)         Member of the Compensation Committee

(2)         Member of the Compensation Committee

(3)         96,982 of these Common Shares are held by Skypad, Inc., a corporation that is controlled by Mr. Rosen; this information is based on Mr. Rosen’s last public filing; the Company was unable to verify Mr. Rosen’s current holdings as of the date of this AIF.

(4)         This information is based on Mr. Gertner’s last public filing; the Company was unable to verify Mr. Gertner’s current holdings as of the date of this AIF.

(5)         This information is based on Mr. Isenberg’s last public filing; the Company was unable to verify Mr. Isenberg’s current holdings as of the date of this AIF.

As of the date of the date of this AIF, in aggregate, the directors and officers beneficially own, directly or indirectly, 12,894,775, or 8.97% of the issued and outstanding common shares of the Company.

The term of each director of the Company will expire on the date of the next annual meeting of the shareholders of the Company.

The following is a summary biography of each of the directors and executive officers of the Company:

Michael Gorenstein

Chairman, CEO, President

Mr. Michael Gorenstein is the Chief Executive Officer, President and Chairman of the Company. Michael is also a Member of Gotham Green Partners GP, the general partner to Gotham Green Fund 1, LP, a private equity firm focused primarily on early-stage investing in companies in the cannabis industry. Before joining the Company, Michael was a partner at Alphabet Ventures LLC, a multi-strategy investment management firm located in New York City. Prior to Alphabet Ventures, Michael was the VP and General Counsel of Saiers Capital LLC and a corporate attorney at Sullivan & Cromwell where he focused on Mergers and Acquisitions and Capital Market transactions. Michael graduated from the University of Pennsylvania Law School with a JD, the Wharton School at University of Pennsylvania with a certificate in BEPP and the Kelley School of Business at Indiana University with a BSB in Finance.

Michael Krestell

Director

Mr. Michael Krestell was President of M Partners Inc., a Canadian investment dealer, from 2013 to 2017. Prior thereto, Michael was MD Research at M Partners Inc. from 2007 and an analyst at M Partners Inc. covering the merchandising and consumer products sector from 2005 to 2007. In 2009, Michael received a Starmine award by being the number four (4) ranked stock picker in Canada. Michael received an MBA with distinction from the Schulich School of Business specializing in Finance and Strategic Management and he is a CFA charterholder.

Alan Friedman

Director

Mr. Alan Friedman has been the President and Chief Executive Officer of Rivonia Capital Inc., a Canadian corporation providing market, structuring, and capital advising services to private and public companies, since September 2006. Alan has also been Executive Vice-President and a director of Adira Energy Ltd. since August 2009 and Executive Vice-President and a director of Eco (Atlantic) Oil & Gas Ltd. since December 2011. Alan is also a director of Aim1 Ventures Inc. and Tova Ventures II Inc., Capital Pool Corporations listed on the TSXV. Alan is an attorney and has played an integral role in the acquisition of various assets, financings and go-public transactions onto the Toronto Stock Exchange. He was a co-founder and previous director of Auryx Gold Corp., a Toronto Stock Exchange listed Namibian gold exploration company, before it was sold to Building 2Gold Corp. for approximately $160 million in 2011.

Jason Adler

Director

Mr. Jason Adler is the Founder and Managing Partner of Gotham Green Partners GP (“Gotham Green”), the General Partner of Gotham Green Fund 1, LP, a private equity firm focused primarily on early-stage investing in companies in the cannabis industry. Prior to founding Gotham Green, Jason was the co-founder and CEO of Alphabet Management, LLC, a New York based volatility fund, that focused on identifying mispriced assets across various industries, asset classes and geographies. Jason also founded Geronimo, LLC, an AMEX member broker dealer that made markets in equity options, and he began his career as a market maker at G&D Trading, an AMEX member market maker. Mr. Adler received his B.A. from the University of Rhode Island.

William Hilson

Chief Financial Officer

Mr. William Hilson is a Certified Public Accountant (CPA) and has spent over 15 years as regional CFO of two publicly listed multinational pharmaceutical companies — Merck KGaA and Serono S.A. His experience includes financial operations, strategy, performance management, sales & marketing, clinical trial management, international tax and debt and equity financing. Prior to joining Cronos Group, William was also involved in a number of mergers and acquisitions and licensing deals in the pharmaceutical sector.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, to the knowledge of the directors and officers of the Company, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)                                 is, as at the date of the AIF or has been, within the 10 years before the date of the AIF, a director or executive officer of any company that while that person was acting in that capacity,

(i)                                   was the subject of a cease trade or similar order or an order that denied the relevant companies access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii)                                was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)                             within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)                                 has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Except as disclosed below, to the knowledge of the directors and officers of the Company, no director or executive officer of the Company (i) has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

While Glen A. Huber was a director of OutdoorPartner Media Corporation, a temporary cease trade order was issued against OutdoorPartner Media Corporation by the Ontario Securities Commission on July 20,

2011 due to the fact that it failed to file its interim and audited financial statements during the year ended February 28, 2011, accompanying management’s discussion and analysis, annual information form and related CEO and CFO certifications. OutdoorPartner Media Corporation subsequently filed the outstanding statements and disclosures and the cease trading order was revoked October 15, 2012.

Steven Isenberg was a director of Urbanfund Corp., a reporting issuer with shares listed on the TSX-V. On May 7, 2007, the Ontario Securities Commission issued a Management Cease Trade Order in respect of the securities of Urbanfund Corp. for failure to file financials statements and management’s discussion and analysis. The cease trade order was allowed to lapse/expire as of July 30, 2007, as the default had been remedied.

No director or executive officer of the Company or, to the knowledge of the Company, shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company may from time to time become involved in transactions which conflict with the interests of our directors and the officers. The interests of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

PROMOTERS

Alan Friedman, a director of the Company, is a promoter of the Company. As of the date of this AIF, Mr. Friedman beneficially owns, controls, or directs, directly or indirectly, 259,165. Common Shares, comprising 0.18% of the issued and outstanding Common Shares. Mr. Friedman has served as a Director of the Company since August 21, 2012.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than those disclosed below, we are not aware of: (a) any legal proceedings to which we are a party, or by which any of our property is subject, which would be material to us and are not aware of any such proceedings being contemplated, (b) any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor making an investment decision and (c) any settlement agreements that we have entered into before a court relating to securities legislation or with a securities regulatory authority.

The following is a brief summary of certain ongoing litigation matters that the Company is aware of:

On July 31, 2015, 8437718 Canada Inc., 8437726 Canada Inc., Michael Blaine Dowdle, Rade Kovacevic, Kevin Furet and 9388036 Canada Inc. (“938”) (collectively, the “Plaintiffs”) commenced a claim against Peace Naturals and a number of other parties, before the Ontario Superior Court of Justice, for

$15,000,000 in damages. The plaintiffs allege that Peace Naturals breached its obligations to them by terminating a share purchase transaction for the acquisition of the Plaintiffs’ company, Medicann Access. As of the date of filing, the defendant has delivered a statement of defense. The Company’s litigation counsel cannot assess the value of this claim at this stage.

On November 26, 2015, Tweed Inc. (“Tweed”) and 938 commenced a claim against Peace Naturals (the “Plants Claim”), before the Ontario Superior Court of Justice, for $12,000,000 in damages in relation to the destruction of twelve mother plants. Peace Naturals defended the action. In November 2016, settlement was reached whereby, in exchange for an opportunity to collect sample genetics from the Peace Naturals production facility, Tweed would release the claim. However, Tweed and 938 have since refused to release the settlement documents from escrow. On December 15, 2016, Peace brought an application before the Ontario Superior Court of Justice to have the settlement documents related to the Plants Claim released from escrow. Tweed and 938 have since brought a parallel motion within the proceeding to set aside the settlement agreement. Recently, Tweed and 938 indicated their intention to abandon their motion and to provide authorization to counsel for the release of the settlement documents held in escrow. The Company is awaiting such authorization. The Company’s litigation counsel cannot assess the value of this claim at this stage.

During the six months ended June 30, 2017, the Cronos Group filed a claim in the Supreme Court of British Columbia against Evergreen and its directors, seeking, among other things, declarations that the Company holds equity of Evergreen and that the agreement between the parties in respect of its equity is a valid and binding contract.

Pursuant to a letter dated March 25, 2014, signed by Mark Gobuty as founder and CEO of the Peace Naturals, Jeffrey Gobuty (brother to Mark Gobuty) was purportedly offered $125,000 at a 20% pre-IPO valuation. Warrants were exercisable for 3 years from the issue date, and all shares exercised were required to accompany a voting trust to Mark Gobuty / The Barnes Family Trust. These amounts are disputed by Peace Naturals and are subject to a claim made by Jeffrey Gobuty. The complainant has not actively pursued this claim in over a year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company considers its related parties to consist of key members or former members of its Board of Directors and senior officers, including their close family members, and companies controlled or significantly influences by such individuals; and reporting shareholders and their affiliates that may exert significant influence over the Company’s activities (each, “Related Parties”). During the three (3) most recently completed financial years of the Company or during the current financial year of the Company, no Related Parties have had a material interest in any transaction that has had a material effect on the Company or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the Company’s Common Shares is TSX Trust Company at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1.

MATERIAL CONTRACTS

The Company has entered into the following material contracts, the particulars of which may also be described elsewhere in this AIF:

1)                                     Underwriting agreement by and between the Company and a syndicate of underwriters led by Eight Capital and which included PI Financial Corp., Beacon Securities Limited, GMP Securities L.P., Cormark Securities Inc. and Mackie Research Capital Corp, dated February 21, 2017.

2)                                     Distribution Agreement dated October 12, 2017, by and between Peace Naturals and G.Pohl-Boskam GmbH & Co. KG. Under the five year exclusive distribution agreement, the Company’s global subsidiaries will supply Peace Naturals branded cannabis products for distribution within Germany.

3)                                     Commitment Letter, dated August 22, 2017, by and between Peace Naturals (the “Borrower”) and Romspen (the “Lender”) and each of Cronos Group Inc., Hortican Inc., OGBC and each Responsible Person in Charge and Senior Person in Charge of the Borrower and OGBC as Covenantors in relation to the Loan, and all loan and security agreements contemplated thereby. Under the terms of the Loan, the Lender shall provide a $40,000,000 senior secured debt facility. The Loan is secured by, among other things: first ranking senior mortgages over each of the properties owned by Peace Naturals and OGBC, a pledge of the shares of Peace Naturals and OGBC owned by Hortican and the shares of Hortican owned by Cronos Group. The Loan and loan and security agreements contemplated thereby contain customary covenants and undertakings such as ability to incur indebtedness, grant liens, make corporate changes, dispose of assets and ability to pay dividends. Under the Loan, Peace Naturals, OGBC, Hortican and Cronos Group retain the ability to enter into equipment financing arrangements and Cronos Group retains the ability to raise capital by issuing Common Shares at the holding company level. The Loan will be made available in multiple advances. Each advance will be subject to ongoing conditions, including among other things, Romspen’s approval of construction progress. Each advance will bear interest at a rate of 12% per annum and interest will only accrue once the advance is made. The Loan has a maturity of two (2) years with a one-year extension option and is pre-payable on one-month’s notice. The Loan closed on September 21, 2017 and a $5,000,000 advance for working capital purposes was drawn simultaneously on the date of closing.

4)                                     Producer’s Licence granted to OGBC dated February 28, 2017 and expiring on February 28, 2018. See “Cronos Group’s License” for more information.

5)                                     Producer’s License granted to Peace Naturals dated November 1, 2016 and expiring on April 30, 2018. See “Cronos Group’s License” for more information.

6)                                     Shareholders Agreement made as of the 6th day of August, 2014, by and between Hortican and Whistler Medical Marijuana Corporation, amongst others. This agreement sets forth the rights and obligations of the shareholders and Whistler with respect to the shares of Whistler.

7)                                     CPC Escrow Agreement dated June 19, 2014.

8)                                     5D Value Escrow Agreement dated December 10, 2014.

9)                                     5D Surplus Escrow Agreement dated December 10, 2014.

10)                              Undertaking by the Company to TSX-V, dated November 28, 2014, to make investments only in companies with operations wholly within Canada unless granted permission from the TSX-V.

Copies of these material contracts are available under our profile on the SEDAR website at www.sedar.com.The above summaries are qualified in their entirety by reference to the terms of the material contract.

AUDIT COMMITTEE INFORMATION

The Audit Committee’s charter is attached hereto as Schedule “A”

As of date of this AIF, the Audit Committee of the Company was composed of three (3) members. The members of the Audit Committee are Michael Krestell, Alan Friedman and Michael Gorenstein. The Board of Directors believes that the composition of the Audit Committee reflects financial literacy and expertise. Currently, the three members have been determined by the Board to be “independent” and “financially literate” as such terms are defined under National Instrument 52-110 — Audit Committees (“NI 52-110”). The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Committee. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

Mr. Krestell was President of M Partners Inc., a Canadian investment dealer, from 2013 to 2017. Prior thereto, Michael was MD Research at M Partners Inc. from 2007 and an analyst at M Partners Inc. covering the merchandising and consumer products sector from 2005 to 2007. In 2009, Michael received a Starmine award by being the number four (4) ranked stock picker in Canada. Michael received an MBA with distinction from the Schulich School of Business specializing in Finance and Strategic Management and he is a CFA charterholder.

Mr. Friedman has been the President and Chief Executive Officer of Rivonia Capital Inc., a Canadian corporation providing market, structuring, and capital advising services to private and public companies, since September 2006. Alan has also been Executive Vice-President and a director of Adira Energy Ltd. since August 2009 and Executive Vice-President and a director of Eco (Atlantic) Oil & Gas Ltd. since December 2011. Alan is also a director of Aim1 Ventures Inc. and Tova Ventures II Inc., Capital Pool Corporations listed on the TSXV. Alan is an attorney and has played an integral role in the acquisition of various assets, financings and go-public transactions onto the Toronto Stock Exchange. He was a co-founder and previous director of Auryx Gold Corp., a Toronto Stock Exchange listed Namibian gold exploration company, before it was sold to Building 2Gold Corp. for approximately $160 million in 2011.

Mr. Gorenstein is the Chief Executive Officer, President and Chairman of the Company. Mr. Gorenstein is also a Member of Gotham Green Partners GP, the general partner to Gotham Green Fund 1, LP, a private equity firm focused primarily on early-stage investing in companies in the cannabis industry. Before joining the Company, Mr. Gorenstein was a partner at Alphabet Ventures LLC, a multi-strategy investment management firm located in New York City. Prior to Alphabet Ventures, Michael was the VP and General Counsel of Saiers Capital LLC and a corporate attorney at Sullivan & Cromwell where he focused on Mergers and Acquisitions and Capital Market transactions. Michael graduated from the University of Pennsylvania Law School with a JD, the Wharton School at University of Pennsylvania with a certificate in BEPP and the Kelley School of Business at Indiana University with a BSB in Finance.

Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Audit Committee and, where applicable, the Company’s Board, on a case-by-case basis.

The following table provides detail in respect of audit, audit related, tax and other fees billed by the Company to the external auditors for professional services provided to the Company and its subsidiaries:

	2016	2015
Audit fees	$136,900	$141,850
Tax fees	$6,627	$11,500
Other fees	$4,595	$6,825
Total	$148,122	$160,175

The Company is relying on the exemption from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) as set out in section 6.1 of NI 52-110.

INTERESTS OF EXPERTS

MNP LLP is the independent auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and the securities authorized for issuance under Company’s equity compensation plan, if applicable, is contained in the Company’s management information circular for our annual meeting of shareholders, relating to the year ended December 31, 2015 that involves the election of our directors. Additional financial information is provided in our comparative financial statements and management’s discussion and analysis for the most recent completed financial year.

The foregoing documents may be obtained by contacting our Chief Financial Officer at our head office located at 76 Stafford Street, Suite 302, Toronto, Ontario M6J 2S1.

SCHEDULE “A”

PHARMACAN CAPITAL CORP.

AUDIT COMMITTEE CHARTER

I                                           PURPOSE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of PharmaCan Capital Corp. (the “Company”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Company. The Committee’s primary duties and responsibilities are to:

conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;

ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;

review the quarterly and annual financial statements and management’s discussion and analysis of the Company’s financial position and operating results and report thereon to the Board for approval of same;

select and monitor the independence and performance of the Company’s external auditors, including attending at private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration; and

provide oversight to related party transactions entered into by the Company.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors as well as any officer of the Company, or outside counsel for the Company, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Company and has the authority to retain, at the expense of the Company, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part N of this Charter.

II                                      AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

(a)                                 engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)                                 set and pay the compensation for advisors employed by the Committee; and

(c)                                  communicate directly with the internal and external auditors.

III                                 COMPOSITION AND MEETINGS

1.                                      The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the Ontario Securities Commission (“OSC”), the TSX Venture Exchange, the Business Corporations Act (Ontario) (the “Act”) and all applicable securities regulatory authorities.

2.                                      The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3.                                      A majority of the members of the Committee shall not be officers or employees of the Company or any of its affiliates.

4.                                      The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

5.                                      If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6.                                      If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.                                      The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours’ notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8.                                      Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9.                                      The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

10.                               The Committee may invite such officers, directors and employees of the Company and its subsidiaries as the Committee may see fit, from time to time, to attend at meetings of the Committee.

11.                               Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation.

The Committee members will be appointed annually at the first meeting of the Board following the annual general meeting of shareholders.

IV                                  RESPONSIBILITIES

A                                       Financial Accounting and Reporting Process and Internal Controls

1.                                      The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) on a historical cost basis and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

2.                                      The Committee shall review any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management’s response.

3.                                      The Committee shall be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, management’s discussion and analysis and interim earnings press releases, and periodically assess the adequacy of these procedures.

4.                                      The Committee shall review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents, including interim earnings press releases, that are required to be reviewed by the Committee under any applicable laws before the Company publicly discloses this information.

5.                                      The Committee shall meet no less frequently than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, the officer of the Company in charge of financial matters, deem appropriate.

6.                                      The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

7.                                      The Committee shall review the post-audit or management letter containing the recommendations of the external auditors and management’s response and subsequent follow-up to any identified weaknesses.

8.                                      The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

9.                                      The Committee shall establish procedures for:

(a)                                 the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(b)                                 the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

10.                               The Committee shall provide oversight to related party transactions entered into by the Company.

B.                                    Independent Auditors

1.                                      The Committee shall recommend to the Board the external auditors to be nominated, shall set the compensation for the external auditors, provide oversight of the external auditors and shall ensure that the external auditors report directly to the Committee.

2.                                      The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

3.                                      The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the external auditors in accordance with the terms of this charter.

4.                                      The Committee shall monitor and assess the relationship between management and the external auditors and monitor, support and assure the independence and objectivity of the external auditors.

5.                                      The Committee shall review the external auditors’ audit plan, including the scope, procedures and timing of the audit.

6.                                      The Committee shall review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

7.                                      The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within IFRS that were discussed with management, their ramifications, and the external auditors’ preferred treatment and material written communications between the Company and the external auditors.

8.                                      The Committee shall review fees paid by the Company to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

9.                                      The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Company.

10.                               The Committee shall monitor and assess the relationship between management and the external auditors and monitor and support the independence and objectivity of the external auditors.

C                                       Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.